UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This Amendment is filed to extend the Offering Deadline to March 31, 2022.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Alpine X Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

Alpine X LLC formed on June 21, 2016. Converted to Alpine X Inc. on June 24, 2021.

Physical Address of Issuer:

1308 Vincent Place, Second Floor, McLean, VA 22101

Website of Issuer:

www.Alpine-X.com

Is there a co-issuer? ___ yes _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay to the Intermediary a fee of (a) six percent (6%) of any amounts raised in the Offering up to $2,000,000 ($0.00-$2,000,000.00), (b) four percent (4%) of any amounts raised in the Offering exceeding $2,000,000 but not exceeding $4,000,000 ($2,000,000.01-$4,000,000.00), and (c) three percent (3%) of any amounts raised in the Offering exceeding $4,000,000 but not exceeding $5,000,000 ($4,000,000.01-$5,000,000.00).

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of Securities equal to (a) two percent (2%) of the Securities sold in the Offering for any amounts raised up to $2,000,000 ($0.00-$2,000,000), (b) one percent (1%) of the Securities sold in the Offering for any amounts raised exceeding $2,000,000 but not exceeding $4,000,000 ($2,000,000.01-$4,000,000.00), and (c) one half of one percent (0.5%) of the Securities sold in the Offering for any amounts raised exceeding $4,000,000 but not exceeding $5,000,000 ($4,000,000.01-$5,000,000.00).

Type of Security Offered:

Class A Common Stock

Target Number of Securities to be Offered:

12,500

Price (or Method for Determining Price):

$2.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

March 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$431,003	$127,365
Cash & Cash Equivalents	$190,765	$2,204
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$15,000
Revenues/Sales	$156	$871
Cost of Goods Sold	$139	$814
Taxes Paid	$0	$0
Net Income (Loss)	$(44,191)	$(41,716)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Explanatory Note

This Amendment is filed to extend the Offering Deadline to March 31, 2022.

December 23, 2021

Alpine X Inc.

Up to $5,000,000 of Class A Common Stock

Alpine X Inc. ("Alpine-X," the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Class A Common Stock (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

A potential purchaser of the Securities is referred to herein as "**Investor**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$500,000	$30,000	$470,000
Target Offering Amount	$25,000	$1,500	$23,500

Maximum Offering Amount	$5,000,000	$230,000	$4,770,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) At the conclusion of the offering, the issuer shall pay to the Intermediary a fee of (a) six percent (6%) of any amounts raised in the Offering up to $2,000,000 ($0.00-$2,000,000.00), (b) four percent (4%) of any amounts raised in the Offering exceeding $2,000,000 but not exceeding $4,000,000 ($2,000,000.01-$4,000,000.00), and (c) three percent (3%) of any amounts raised in the Offering exceeding $4,000,000 but not exceeding $5,000,000 ($4,000,000.01-$5,000,000.00). The fees shown here for the Minimum Individual Purchase Amount, Maximum Individual Purchase Amount, and Target Offering Amount are calculated at six percent (6.0%). The fees shown here for the Maximum Offering Amount are calculated at four and six-tenths percent (4.6%). In addition to those fees, the Intermediary will also receive compensation in the form of Securities equal to (a) two percent (2%) of the Securities sold in the Offering for any amounts raised up to $2,000,000 ($0.00-$2,000,000.00), (b) one percent (1%) of the Securities sold in the Offering for any amounts raised exceeding $2,000,000 but not exceeding $4,000,000 ($2,000,000.01-$4,000,000.00), and (c) one half of one percent (0.5%) of the Securities sold in the Offering for any amounts raised exceeding $4,000,000 but not exceeding $5,000,000 ($4,000,000.00-$5,000,000.00).

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.Apline-X.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://republic.co/alpine-x

The date of this Form C/A is December 23, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Alpine X Inc. is a developer of indoor snowsports resorts, incorporated in Delaware as a corporation on June 24, 2021. We were formed in 2021 to succeed to the business activities of Alpine X LLC, a Virginia limited liability company formed on June 21, 2016.

The Company is located at 1308 Vincent Place, Second Floor, McLean, VA 22101.

The Company's website is www.Alpine-X.com.

The Company conducts business in Virginia and sells products through the internet throughout the United States and internationally.

A description of our products, services, and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/alpine-x and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	12,500
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	20,012,500*
Maximum Amount of the Securities Offered	2,500,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	22,500,000*
Price Per Security	$2.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$500,000
Offering Deadline	March 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 38 hereof.
Voting Rights	See the description of the voting rights on page 44.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2.0%) of the Securities issued in this Offering (assuming the Targeting Offering Amount is met) and one and three-tenths percent (1.3%) of the Securities issued in this Offering (assuming the Maximum Offering Amount is met).

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company And The U.S. And Global Economies Have Been Substantially Affected By The Coronavirus Pandemic

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. The Company faces uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business, and the indoor recreational industry in general. The overall and long-term impacts of the outbreak are unknown and evolving.

This pandemic has adversely affected our business as it has most businesses and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The effects of such a widespread infectious disease and epidemic has already caused and may continue to cause or may cause in the future, an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term.

At the time of this filing, there is uncertainty as to what long-term restrictions or other effects will occur in our industry. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future.

All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the long-term business of the Company and your investment.

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in this offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its

business plan, its continued operations will be in jeopardy, and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any material sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Currently, our authorized capital stock consists of 99,000,000 shares of common stock, of which 20,000,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on John Emery, our CEO and director, and Jim Calder, our CFO and director. The Company does not have employment agreements with John Emery or Jim Calder, and there can be no assurance that we will be successful in obtaining employment contracts or that they will continue to be employed by the Company for a particular period of time. The loss of John Emery or Jim Calder, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide

individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company has limited operating history.

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable. As the Company has limited operational history, it is extremely difficult to make accurate predictions and forecasts on our finances.

The Company is dependent upon its management, founders, key personnel and consultants to execute the business plan, and some of them will have concurrent responsibilities at other companies.

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers, as well as other key personnel and contractors. Some of them may have concurrent responsibilities at other entities. Some of the advisors, consultants and others to whom the Company's ultimate success may be reliant upon have not signed contracts with the Company and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company is or will be subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in laws or regulations could harm the Company's performance.

Various federal and state laws, including labor laws, govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's bank accounts will not be fully insured and escrow or holding accounts in which investment funds will be held pending clearing by the funding portal may not be insured in part or in full.

When you apply to invest in the Company, the funds you tender will in some cases be kept in an escrow account until the next closing after they are received in said account. At each closing, with respect to subscriptions accepted by the Company, funds held in the escrow account or holding account will be distributed to the Company, and the associated Securities will be issued at that time to the investors that purchased such Securities. The escrow account will be with a regulated financial institution and will have federal insurance covering portions of the deposit, but the insurance may not be enough to cover the total amount of fund held in said account. While the funds you tendered are in an escrow account, if the bank holding the funds should fail or otherwise terminate operations, the Company may not be able to recover all amounts deposited in these escrow accounts. The Company's regular bank accounts and any escrow account that may be used to hold some investor funds while investors are going through the compliance process before a closing occurs, have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in the Company's account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company's business plan is speculative.

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Company faces significant competition in the United States and elsewhere.

The Company will face significant competition in the United States and elsewhere which could adversely affect your investment.

The Company has incurred debt and will likely incur additional debt.

The Company has already incurred debt and will likely incur additional debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Our revenue could fluctuate from period to period, which could have an adverse material impact on our business.

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document:

- Unanticipated changes to economic terms in contracts with clients, vendors, partners and those with whom the Company does business, including renegotiations;
- Downward pressure on fees the Company charges for our services, which would therefore reduce our revenue;
- Failure to obtain new clients and customers for our services;
- Cancellation or non-renewal of existing contracts with clients and customers;
- Changes in state and federal government regulations, international government laws and regulations or the enforcement of those laws and regulations;

- General economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which the Company operates.

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

The Company's expenses could increase without a corresponding increase in revenues.

The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (6) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

The Company's inability to maintain and enhance its image could affect your investment.

It is important that the Company maintains and enhances its image and the image of its products. The image and reputation of the Company and its products may be impacted for various reasons including, but not limited to, lack of success, bad publicity and others. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of the Company and its products and services. Any negative publicity and/or litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated could damage the Company's reputation and diminish the value of the Company's brand and its products and services which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment. Deterioration in the brand equity (brand image, reputation and product quality) of the Company or its products and services may have a material adverse effect on its financial results as well as your investment.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

The Company may not be able to obtain adequate financing to continue its operations.

The Company will require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional equity securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing Shareholders and may reduce the price of the Securities.

Terms of subsequent financing, if any, may adversely impact your investment.

The Company may have to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the Securities could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. The Company is permitted to issue preferred stock pursuant to the terms of our Company documents, and preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Securities. In addition, if the

Company needs to raise more equity capital from the sale of additional stock or notes, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of stock or notes which the Company sells could be sold into any market that develops, which could adversely affect the market price.

Our employees, executive officers, directors and insider shareholders beneficially own or control a substantial portion of our outstanding shares.

Our employees, executive officers, directors and insider shareholders beneficially own or control a substantial portion of our outstanding stock, which may limit your ability and the ability of our other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for its Securities. The majority of our currently outstanding stock is beneficially owned and controlled by a group of insiders, including our employees, directors, executive officers and inside shareholders. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors or managers and the approval of actions for which the approval of our shareholders is required. If you acquire the Securities, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the price of the Securities. The Company's principal shareholders may be able to control matters requiring approval by its shareholders, including mergers or other business combinations. Such concentrated control may also make it difficult for the Company's shareholders to receive a premium for their shares in the event that the Company merges with a third party or enters into different transactions which require shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for the Securities.

The Company's operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from its forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business
- the Company's ability to manage its growth
- whether the Company can manage relationships with any key vendors and advertisers
- the timing and costs of new and existing marketing and promotional efforts
- competition
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- the overall strength and stability of domestic and international economies

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

To date, the Company has had operating losses and does not expect to be initially profitable for at least the foreseeable future, and cannot accurately predict when it might become profitable.

The Company has been operating at a loss since the Company's inception, and the Company expects to continue to incur losses for the foreseeable future. Further, the Company may not be able to generate significant revenues in the future. In addition, the Company expects to incur substantial operating expenses in order to fund the expansion of the Company's business. As a result, the Company expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. The Company's ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below its revenue levels in order to achieve positive cash flows, none of which can be assured.

The Company may be unable to manage its growth or implement its expansion strategy.

The Company may not be able to expand the Company's markets or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

Successful implementation of the Company's business strategy requires the Company to manage its growth. Growth could place an increasing strain on its management and financial resources. To manage growth effectively, the Company will need to:

- Establish definitive business strategies, goals and objectives;
- Maintain a system of management controls; and
- Attract and retain qualified personnel, as well as develop, train and manage management-level and other employees.

If the Company fails to manage its growth effectively, its business, financial condition or operating results could be materially harmed.

The Company's business model is evolving.

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential customers and who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

If the Company fails to maintain and enhance awareness of its brand, the Company's business and financial results could be adversely affected.

The Company believes that maintaining and enhancing awareness of the Company's brand and its products is critical to achieving widespread acceptance and success of the Company's business. Maintaining and enhancing the Company's and the brand awareness of the Company and its products may require the Company to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If the Company is unable to continuously maintain and enhance the Company's and its products' presence, the Company's market may decrease which could in turn result in lost revenues and adversely affect the Company's business and financial results.

The Company needs to increase brand awareness.

Due to a variety of factors, the Company's opportunity to achieve and maintain a significant market may be limited. Developing and maintaining awareness of the Company's brand names, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the market increases. Successfully promoting and positioning the Company's brands, products and services will depend largely on the effectiveness of the Company's marketing efforts. Therefore, the Company may need to increase the Company's financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company's brand names or if the Company incurs significant expenses promoting and maintaining the Company's brand names, it will have a material adverse effect on the Company's results of operations.

The Company faces competition in its markets from various large and small companies, some of which have greater financial, research and development, production and other resources than does the Company.

In many cases, the Company's competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its

markets, or if the Company incurs significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

The Company currently has limited marketing in place.

The Company currently has limited marketing organization its brands and the Company. If the Company is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties, the Company may not be able to effectively market and generate revenues.

The Company may provide limitations on director, officer and other’s liability.

The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

The Company may face significant competition from other similar companies, and its operating results will suffer if it fails to compete effectively.

The Company may face significant competition from other companies, and its operating results could suffer if the Company fails to compete effectively. The industries in which the Company participates are intensely competitive and subject to rapid and significant change. The Company has competitors both in the United States and internationally. Many of its competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing organizations. Additional mergers and acquisitions in its industry may result in even more resources being concentrated in its competitors. As a result, these companies may obtain market acceptance more rapidly than the Company is able and may be more effective themselves as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

The Company’s future financial performance and its ability to compete effectively will depend, in part, on the Company’s ability to manage any future growth effectively.

As the Company’s operations expand, it expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. The Company’s future financial performance and its ability to commercialize its business and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, the Company must be able to manage its development efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. The Company may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent us from successfully growing the Company.

The Company’s insurance strategy may not be adequate to protect us from all business risks.

The Company may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which the Company may have no insurance coverage. The Company currently maintains no automobile, life, disability, workers compensation, health, or property insurance policies. The Company has limited general liability insurance. A loss that is uninsured, or underinsured, or which otherwise exceeds policy limits may require us to pay substantial amounts, which could adversely affect the Company’s financial condition and operating results.

The costs for maintaining adequate insurance coverage fluctuate and are generally beyond our control. If insurance rates increase and we are not able to pass along those increased costs to our guests through higher admission fees, room rates, and amenity costs, our operating margins could suffer.

Our resorts are subject to real and personal property taxes. The real and personal property taxes on our resorts may increase or decrease as tax rates change and as our resorts are assessed or reassessed by taxing authorities. If property taxes increase and we are unable to pass these increased costs along to our guests through higher admission fees, room rates, and amenity costs, our financial condition and results of operations may be adversely affected.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow, and there may be a limited number of insurers that will underwrite coverage for resorts with indoor snowparks.

We expect to maintain comprehensive liability, fire, flood (where appropriate), and extended coverage insurance with respect to our resorts with policy specifications, limits and deductibles that we believe are commercially reasonable for our operations and are available to businesses in our industry. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism, or losses related to the award of punitive damages in a legal action. Should an uninsured loss occur, we could lose both our investment in, and anticipated cash flow from, a resort (including cash flows from our license or management agreements). If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss or the amount of the loss may exceed our coverage for the loss. In addition, we may not be able to obtain insurance in the future at acceptable rates, or at all, and insurance may not be available to us on favorable terms or at all, including insurance for the construction and development of our resorts, especially since there may be a limited number of insurance companies that underwrite insurance for indoor snowparks.

A significant decline in real estate values may have an adverse impact on our financial condition.

We expect to own significant amounts of real estate throughout the United States. A significant decline in real estate values may require us to use a significant amount of cash to reduce our debt.

A failure to maintain good relationships with third-party property owners and licensees could have a material, adverse effect on our growth strategies and our business, financial condition, and results of operations.

We may manage and/or license resort properties in which we have limited or no ownership interest, and may increase the number of such properties as we seek to expand our operations both domestically and internationally. The viability of our management and licensing business depends, in part, on our ability to establish and maintain good relationships with third-party property owners and licensees. Third-party developers, property owners, and licensees are focused on maximizing the value of their investment and working with a management company or licensor that can help them be successful. The effectiveness of our management, the value of our brand, and the rapport that we maintain with our third-party property owners and licensees impact our revenue streams from our management and license agreements. If we are unable to maintain good relationships with our third-party property owners and licensees, we may be unable to renew existing agreements or expand our relationships with these owners. Additionally, our opportunities for developing new relationships with additional third parties may be adversely impacted.

The nature of our responsibilities under our management agreements to manage each resort and enforce the standards required for our brands under both management and license agreements may be subject to interpretation and may give rise to disagreements in some instances. Additionally, some courts have applied principles of agency law and related fiduciary standards to managers of third-party resort properties such as us, which means, among other things, that property owners may assert the right to terminate management agreements even where the agreements do not expressly provide for termination. In the event of any such termination, we may need to negotiate or enforce our right to a termination payment that may not equal expected profitability over the term of the agreement. These types of disagreements are more likely during an economic downturn. We seek to resolve any disagreements in order to develop and maintain positive relations with potential joint venture partners but may not always be able to do so. Failure to resolve such disagreements may result in litigation. In addition, the terms of our management agreements and license agreements for some of our facilities may be influenced by contract terms offered by our competitors, among other things. We may not be able to enter into future collaborations, renew agreements, or enter into new agreements in the future on terms that are favorable to us. Finally, we are dependent on the cooperation of the owners or principal owners of our licensed and managed resorts in the development of new resorts and in the renovation of existing resorts. The failure to retain or renew management and licensing agreements or the failure of owners to develop resorts as agreed or on schedule or to make necessary capital expenditures may cause disruptions to our

business plan and growth strategies and have a material, adverse effect on our business, financial condition, and results of operations.

We will be dependent on the owners of the resorts we manage and license for third-party owners to fund certain operational expenditures related to those resorts, and if such funds are untimely or not paid, we are required to bear the cost.

We will incur significant expenditures related to the management of our managed resorts, including salary and other benefit related costs and business and employee related insurance costs, for which we are reimbursed by third-party resort owners. In the normal course of business, we make every effort to pay these costs only after receiving payment from an owner for such costs. However, to the extent an owner would not be able to reimburse these costs, due to a sudden and unexpected insolvency situation or otherwise, we would be legally obligated to pay these costs directly until such time as we could make other arrangements. Although we would make every effort to reduce or minimize these costs prior to the point at which an owner could not reimburse us and we would continue to pursue payment through all available legal means, our results of operations and financial condition could be adversely affected if we were forced to bear those costs.

Investing through partnerships or joint ventures may decrease our ability to manage risk. Additionally, our license fee and management fee revenue streams, as well as any joint venture equity investments, will be subject to property-level indebtedness and other risks.

In addition to acquiring or developing resorts, we may from time to time invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, joint venture investments may involve risks such as the possibility that the co-venturer in an investment might become bankrupt or not have the financial resources to meet its obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. Consequently, actions by a co-venturer might subject any resorts owned by the joint venture to additional risk. Further, we may be unable to take action without the approval of our joint venture partners. Alternatively, our joint venture partners could take actions binding on the joint venture without our consent. Additionally, should a joint venture partner become bankrupt, we could become liable for our partner's share of joint venture liabilities.

Furthermore, our managed resorts that are subject to mortgage or construction indebtedness must be serviced by the entities owning those resorts. Future licensed or managed resorts will be subject to such indebtedness. The principal owner of a licensed or managed resort may cause the entity owning the resort to incur indebtedness that may exceed the amount of debt the resort can service. In the event of a failure to service property-level indebtedness that results in a sale or foreclosure, our license and management agreements may be terminated, and any joint venture equity investment we have made in the owner will likely be lost. The loss of these agreements or investments could have a material and adverse effect on our business, financial condition, and results of operations.

We expect that, under certain circumstances, our license and management agreements may be terminated by the property owners. The termination of our current or future license or management agreements would reduce our revenues and have a material adverse effect on our business, financial condition, and results of operations.

Because the land used by our Fairfax County resort we operate will be subject to a ground lease, termination of this lease by the lessor could cause us to lose the ability to operate this resort altogether and incur substantial costs in restoring the premises.

The rights to use the land at the Fairfax County, VA resort are based upon our interest under a long-term ground lease we expect to have with Fairfax County, the owners of the land where we expect to develop our resort. We have not finalized this ground lease, and we may not be able to reach mutually acceptable terms with Fairfax County to allow us to enter into the ground lease. Pursuant to the expected terms of the ground lease for this resort, we will be required to pay all rent due and comply with all other lessee obligations. Any pledge of our interest in this ground lease may also require the consent of the lessor. As a result, we may not be able to sell, assign, transfer, or convey our interest in the resort subject to the ground lease in the future absent consent of such third parties even if such transactions may be in our best interest.

The lessor may require the lessee, at the expiration or termination of the ground lease, to surrender any improvements, alterations, or additions to the land. The ground lease also generally requires the lessee to restore the premises following a casualty and to apply in a specified manner any proceeds received in connection therewith. The lessee may have to restore the premises if a material casualty, such as a fire or an act of God, occurs and the cost thereof exceeds available insurance proceeds.

If the Company is unable to effectively protect its intellectual property and trade secrets, it may impair the Company's ability to compete.

The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business.

Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

The success of our resorts depends in part on our brands, logos, and branded merchandise. We rely on registration and enforcement of a combination of service marks, copyrights, trademarks, and similar intellectual property rights to protect our brands, logos, branded merchandise, and other intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands, logos, and branded merchandise to achieve and maintain market acceptance. We expect to license our Alpine X brand and intend to further license the brand in domestic and international markets. While we try to ensure that the quality of our brand is maintained by any future licensees, we cannot assure that these licensees will not take actions that adversely affect the value of our intellectual property or reputation.

We have registered certain trademarks in the United States. There is no guarantee that our trademark registration applications will be granted. In addition, the trademarks that we currently use have not been registered in all of the countries in which we intend to do business and may never be registered in all of these countries. We may not be able to adequately protect our trademarks, and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition.

We may not have taken all the steps necessary to protect our intellectual property in the United States and foreign countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and the risks related to foreign laws will increase as we expand internationally.

The Company relies upon trade secret protection to protect its intellectual property; it may be difficult and costly to protect the Company's proprietary rights and the company may not be able to ensure their protection.

The Company currently relies on trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's proprietary rights could result in significant litigation costs, and any failure to adequately protect the Company's proprietary rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect the Company's future operating results.

Computer, website or information system breakdown could affect the Company's business.

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

A data security breach could expose the Company to liability and protracted and costly litigation, and could adversely affect the Company's reputation and operating revenues.

To the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

A failure to keep pace with developments in technology could impair our operations or competitive position.

The entertainment resort industry continues to demand the use of sophisticated technology and systems, including those used for our reservation, revenue management and property management systems and technologies we make available to our guests. These technologies and systems must be refined, updated, and/or replaced with more advanced systems on a regular basis. If we are unable to do so as quickly as our competitors or within budgeted costs and time frames, our business could suffer. We also may not achieve the benefits that we anticipate from any new technology or system, and a failure to do so could result in higher than anticipated costs or could impair our operating results.

The illiquidity of real estate may make it difficult for us to dispose of one or more of our resorts.

We may from time to time decide to dispose of one or more of our real estate assets. Because real estate holdings generally, and family entertainment resorts like ours in particular, are relatively illiquid, we may not be able to dispose of one or more real estate assets on a timely basis or at a favorable price. The illiquidity of our real estate assets could mean that we continue to operate a facility that management has identified for disposition. Failure to dispose of a real estate asset in a timely fashion, or at all, could adversely affect our business, financial condition, and results of operations.

Our future financial results could be adversely impacted by asset impairments or other charges.

We are required to test our goodwill and other intangible assets at least yearly for impairment or when circumstances indicate that the carrying value of those assets may be impaired. We are also required to test our long-lived assets (such as resorts) when circumstances indicate that the carrying value of those assets may not be recoverable. The amount of any future annual or interim asset impairment charges could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. Any operating losses resulting from impairment charges could have an adverse effect on the value of our securities.

The Company will depend on third-party providers for a reliable internet infrastructure as well as other aspects of the Company's technology and applications and the failure of these third parties, or the internet in general, for any reason would significantly impair the Company's ability to conduct its business.

The Company will outsource some or all of its online presence, server needs, technology development and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's actual or perceived failure to adequately protect personal data could harm its business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

The Company's employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation.

There are doubts about the Company's ability to continue as a going concern.

The Company's independent accountants have raised doubts about the Company's ability to continue as a going concern. There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional financing. The Company anticipates raising additional funds through public or private financing, securities financing and/or strategic relationships or other arrangements in the near future to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital. The Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations. The Company's ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company's financial performance, results of operations and Share price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company's Securities, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, and may require that the Company relinquish valuable rights. Any additional financing could have a negative effect on Shareholders.

We will pursue development of resorts located outside of the united states, and international expansion may cause the proportion of our international business to expand. Many factors affecting business activities outside the United States could adversely impact this business.

Our international expansion plan is to license and/or manage resorts that are located in North America outside the United States, foreign countries and are wholly-owned or principally owned by third parties.

Factors that could affect our international business will vary by region and market and generally include:

- instability or changes in social, political and/or economic conditions that could disrupt the trade activity in the countries where our resorts are located;
- the imposition of additional duties, taxes and other charges on imports and exports;
- changes in foreign laws and regulations;
- any inability to enforce contracts or intellectual property protections under the laws of the relevant jurisdiction;
- the availability of qualified labor and other resources in the relevant region;
- potential and actual international terrorism and hostilities;
- the adoption or expansion of trade sanctions or other similar restrictions;
- tax laws and other regulations that may impede our ability to receive revenues from international resorts;
- recessions in foreign economies or changes in local economic conditions; and
- changes in currency valuations in specific countries or markets.

The occurrence or consequences of any of these risks could affect our ability to operate in the affected regions, which could have a material, adverse effect on our growth strategies and our financial results.

Changes in tax laws, or their interpretation, and unfavorable resolution of tax contingencies could adversely affect the Company's tax expense.

The Company's future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Cuts and Jobs Act of 2017 (the "**Tax Act**") was enacted into United States law. This legislation is broad and complex, and given its recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on the Company's financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase the Company's income tax expense. The Company's tax returns and positions (including positions regarding jurisdictional

authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting the Company's results of operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Securities are offered on a "best efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Offering or to meet the Company's working capital needs.

If the Company does not raise the maximum Offering amount, the amount of long-term debt or the amount of additional equity the Company needs to raise may increase.

There is no assurance that the Company will sell the maximum number of Securities in this Offering. If the maximum Offering amount is not sold, the Company may need to incur additional debt or raise additional equity in order to finance the Company's operations. Increasing the amount of debt will increase the Company's debt service obligations and make less cash available for distribution to the Company's shareholders. Increasing the amount of additional equity that the Company will have to seek in the future will further dilute those investors participating in this Offering.

Investor funds will not accrue interest while in the escrow account or holding account prior to closing.

All funds delivered in connection with subscriptions for the Securities will be held in a non-interest-bearing escrow account until a closing of the Offering, if any. Investors in the Securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company will need additional financing for the implementation of the Company's growth strategy.

Whether the Company is successful in selling the maximum number of Securities in this Offering or not, the Company will require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's limited operating history and existing losses,

there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and could dilute the ownership or benefits of ownership of existing shareholders, including you, including, but not limited to reducing the value of the Securities subscribed for under this Offering.

The Company has made assumptions in its projections and in forward-looking statements that may not be accurate.

The discussions and information in this Offering may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Offering contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering or in other reports issued by us or by third-party publishers.

The Company has significant discretion over the net proceeds of this Offering

The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

The Company has determined the offering price for the Securities being sold in this Offering.

The price at which the Securities are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, its future prospects and its capital structure. These prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities.

You will have limited influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have little ability to take part in the management of the Company as a minority, non-voting shareholder and will not be represented on any management board of the

Company. Accordingly, no person should purchase the Securities unless he or she is willing to entrust all aspects of management to the Company.

Investing in this Offering using a credit card has several risks.

Should you choose to invest in this Offering using a credit card, you should be aware of several risks. The SEC's Office of Investor Education and Advocacy has issued an alert to inform investors about risks in using credit cards to purchase an investment. In part, this alert states that investing using a credit card has several risks including, but not limited to high interest rates, credit risk, transaction fees, credit card abuse, unauthorized charges on your credit card statements and risks related to third-party payment processors. If you are considering investing in this Offering by using a credit card, you are encouraged to read and review the investor alert at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's Securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. In addition, the Company may issue securities whose rights, preferences, and/or privileges are senior to those of existing shareholders, including you, and also reduce the value of Securities subscribed for under this Offering.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

An investment in the Securities is speculative and there is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Company has not paid dividends in the past and is uncertain if it will be able to pay dividends in the foreseeable future, so any return on investment may be limited to the value of the Securities.

The Company has never paid dividends on its shares and is uncertain if it will be able to pay dividends in the foreseeable future. The payment of dividends on the Company's shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If the Company does not pay dividends, its shares may be less valuable because a return on your investment will only occur if its stock price appreciates. Consequently, investors must rely on sales of their Securities after price appreciation, which may never occur, as the only way to realize any gains on their investment. Investors seeking cash dividends should not purchase the Company's Securities. It is possible that the Company may never reach a financial position where it can or will issue dividends.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no public trading market for the Securities.

At present, there is no active trading market for the Securities and the Company does not have plans at this time to file the documents and seek approval required to establish a trading market for the Securities being sold in this Offering. The Company cannot assure that even with the proper filings that a trading market will ever develop. In order to obtain a trading symbol and authorization to have the Securities trade publicly, the Company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA") of which there is no assurance, before active trading of the Company's Securities could commence. If the Securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the Securities may be unable to resell their Securities at or near their original price or at any price. In any event, except to the extent that investors' Securities may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise until the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied.

Sales of the Company's shares by insiders under rule 144 or otherwise could reduce the price of the Securities, if a trading market should develop.

Certain officers, directors and/or other insiders may hold shares in the Company and may be able to sell their shares in a trading market if one should develop. The availability for sale of substantial amounts of shares by officers, directors and/or other insiders could reduce prevailing market prices for the Securities in any trading market that may develop.

Should the Securities become quoted on a public market, sales of a substantial number of Securities may cause the price of the Securities to decline.

Should a market develop, and the Company's shareholders sell, substantial amounts of the Securities in the public market, Securities sold may cause the price to decrease below the current value of the Securities. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that the Company deems reasonable or appropriate.

Because the Company does not have an audit or compensation committee, shareholders will have to rely on management to perform these functions.

The Company does not have an audit or compensation committee composed of independent directors or any audit or compensation committee. Management performs these functions as a whole. Thus, there is a potential conflict in that management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

You should be aware of the long-term nature of this investment.

There is not now, and likely will not be in the near future, a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will occur. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the Securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

The Securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The exclusive forum provision in the subscription agreement may have the effect of limiting an Investor's ability to bring legal action against the Company and could limit an Investor's ability to obtain a favorable judicial forum for disputes.

The subscription agreement for this Offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of Delaware other than claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. This provision does not apply to purchasers in secondary transactions. This provision may have the effect of limiting the ability of Investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or offset any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold

Regulation CF securities for their customers and are not set up to hold securities in share form) there will be no one keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any Securities you sell.

The Securities being offered have no voting rights.

The Securities being offered in this Offering have no voting rights. Control of the Company and nearly all management decisions affecting the Company will be exercised only by those holding shares of Class B Common Stock, which are not being offered herein. As a result, all matters submitted to shareholders will be decided by the vote of holders of Class B Common Stock. This concentrated control eliminates other shareholders' ability to influence corporate matters and, as a result, the Company may take actions that its shareholders do not view as beneficial. Because the Securities being sold in this Offering, shares of Class A Common Stock, have no voting rights, if you invest, you should not expect to be able to influence any decisions by management of the Company through voting on Company matters.

The Securities being offered are subject to drag-along rights.

The Securities being offered in this Offering are subject to drag-along rights. As stated in the Company's Bylaws, the holder or holders of at least a majority of the outstanding Voting Common Stock (the "**Drag-Along Seller**") have the right to seek and approve a drag-along sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an independent purchaser for a drag-along sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in the Bylaws; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. If you invest in the Securities, you will be subject to this provision and may be required to participate in such a sale as set out in the Bylaws. You should be aware that there is uncertainty as to whether a court would enforce this provision of the Bylaws and/or these drag along rights and you should take that into account before making a decision to invest in the Company. Please review Article IX of the Company's Bylaws and the section below entitled "Drag-Along Rights" for additional details.

Risks Related to Regulation

Compliance with the Americans With Disabilities Act and other governmental regulations and changes in governmental rules and regulations may adversely affect our financial condition and results of operations.

Under the Americans with Disabilities Act of 1990 and the regulations promulgated thereunder, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we expect that our resorts will be in compliance with the requirements currently in effect, a determination that we are not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate cost of compliance with the ADA.

The resort industry is also subject to numerous federal, state, and local governmental regulations including those related to building and zoning requirements, and we are subject to laws governing our relationship with our employees, including minimum wage requirements, overtime, working conditions, and work permit requirements. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of our resorts, including changes to building codes and fire and life safety codes, may occur. If we were required to make substantial modifications at our resorts to comply with the ADA, other governmental regulations, or changes in governmental rules and regulations, our financial condition and results of operations could be adversely affected.

We may face possible liability for environmental cleanup costs and damages for contamination related to our properties, which could adversely affect our business, financial condition, and results of operations.

Our operations and properties are subject to federal, state, and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our ongoing operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these

requirements, and of paying penalties, fines, assessments, and the like related to non-compliance, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

Because we expect to own and operate real property, various federal, state, and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release.

The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.

We expect to obtain environmental assessment reports on the properties we own or operate as we deem appropriate. However, the environmental assessments that we may undertake might not reveal all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.

Some of our resort properties may have contained, or are adjacent to or near other properties that have contained or currently contain, underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.

On occasion, we may elect to participate in the development of properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we expect to engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also expect to work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities, and the proposed future property uses.

Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species, and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter, or interfere with such plans or otherwise adversely affect such plans.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions, damage of reputation and/or subject us to costs, fines or lawsuits.

Our business requires collection and retention of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our guests as they are entered into, processed by, summarized by, and reported by our various information systems. We also maintain personally identifiable information about our

employees. The integrity and protection of that guest, employee, and company data is critical to us. If that data is not accurate or complete, we could make faulty decisions. Our guests and employees also have a high expectation that we will adequately protect their personal information, and the regulatory environment surrounding information security and privacy is increasingly demanding, both in the U.S. and international jurisdictions in which we may operate. A significant theft, loss or fraudulent use of guest, employee or company data could adversely impact our reputation and could result in remedial and other expenses, fines, and litigation.

Risks Related to The Company's Involvement In Its Industry

The Company's financial results could be adversely affected by an economic downturn.

Snowsports, vacation travel and discretionary spending on recreational activities could be significantly affected by a prolonged period of economic downturn which could reduce consumer spending on recreational activities, result in declines in visits and revenue and could have a material adverse effect on us and our performance and our financial condition, results of operations and cash flows.

The Company faces substantial competition.

The market for recreational activities, travel and experiences such as those offered by the Company within the United States is highly competitive due to the increasing number of domestic and international options competing for the consumer's money. Many of the Company's competitors have substantially greater financial resources and marketing strength. Moreover, the introduction of new products or services by competitors that compete directly with the Company's products or services or that diminish the importance of the Company's products or services may have a material adverse effect on the Company's business and financial results, as well as your investment.

The Company's advertising and promotional investments may affect the Company's financial results.

The Company expects to continue to incur significant advertising, marketing and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations and may not result in increased sales. Variations in the levels of advertising, marketing and promotional expenditures are expected to cause variability in the Company's results of operations. While the Company will attempt to invest only in effective advertising, marketing and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing short term or long-term sales.

Changes in tax, environmental and other regulations, government shutdowns or failure to comply with existing licensing, trade or other regulations could have a material adverse effect on the Company's financial condition.

The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate, and inquiries from governmental regulators charged with their enforcement. In addition, any delays in federal or state government required approvals caused by federal or state government shutdowns could prevent new brands or innovations from getting to market on time or at all. Failure to comply with existing laws and regulations to which the Company's operations are subject or any revisions to such laws and regulations or the failure to pay taxes or other fees imposed on the Company's operations and results could result in the loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the Company's business, financial condition and results of operations. Changes in federal and other tax rates could have a significant effect on the Company's financial results.

The Company's operating results and cash flow may be adversely affected by unfavorable economic, financial and societal market conditions.

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Company's performance and operating results in a variety of ways, including: (a) prices for energy and agricultural products may rise faster than current estimates, including increases resulting from currency fluctuations; (b) the Company's key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of the Company's raw and packaging materials; (c) the credit risks of the Company's distributors may increase; (d) the

impact of currency fluctuations on amounts owed to the Company by distributors that may pay in foreign currencies; or (e) the Company's credit facility, or portion thereof, may become unavailable at a time when needed by the Company to meet critical needs.

We or the principal owners of our licensed and managed resorts will be required to make certain capital expenditures to maintain the quality of our resorts, and the failure to make such expenditures could materially and adversely affect our brand equity as well as our business, our financial condition, and results of operations.

Our resorts have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. The cost of such capital improvements could have an adverse effect on our financial condition and results of operations. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that we will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, if at all, uncertainties as to market demand or deterioration in market demand after commencement of renovation, and the emergence of unanticipated competition from other entities. The owners of our licensed and managed resorts will face similar risks and capital expenditure requirements, and third-party owners or licensees may be unable to access capital or unwilling to spend available capital when necessary, even if required by the terms of our management or license agreements. If we or the owners of our licensed and managed resorts do not meet those capital expenditure needs, we may not be able to maintain the quality of our resorts. If we are unable to maintain the quality of our resorts, our brand equity and guest satisfaction will be negatively affected, thereby reducing our ability to grow our business, attract new customers and drive repeat and referral business, which could have a material and adverse effect on our business, financial condition, and results of operations.

Accidents or injuries at our resorts, particularly in our snowparks, may subject us to liability, and accidents or injuries at our resorts or at competing resorts with snowparks could adversely affect our brand and/or our safety reputation and ability to attract customers, which would harm our business, financial condition and results of operations.

We are subject to the potential risks associated with concentration of our resorts under the Alpine X brand and the brand image associated with each geographic location. A negative public image or other adverse event which becomes associated with our Alpine X brand could adversely affect our business and revenues.

There are inherent risks of accidents or injuries at family/group entertainment resorts, including accidents or injuries at snowparks. The personnel in our indoor snowparks and our other resort staff cannot prevent every accident or injury. Potential snowpark accidents and injuries include falls, cuts, or other abrasions; broken or fractured bones; concussions and other head injuries; injuries resulting from equipment malfunctions; and deaths. One or more accidents or injuries at any of our snowparks or at other snowparks could adversely affect our safety reputation among our potential customers, decrease our overall visitation rates, increase the cost of or make unavailable to us the appropriate liability insurance policies, and increase our operating costs by requiring us to take additional measures to make our safety precautions even more visible and effective.

If accidents or injuries occur at any of our resorts, we may be held liable for costs related to the injuries. We maintain insurance of the types and in the amounts that we believe are commercially reasonable and that are available to businesses in our industry, but we cannot be certain that our liability insurance will be adequate or available at all times and in all circumstances to cover any liability for these costs. Our business, financial condition, and results of operations would be adversely affected to the extent claims and associated expenses resulting from accidents or injuries exceed our insurance recoveries.

Increases in operating costs and other expense items could reduce our operating margins and adversely affect our growth, financial condition, and results of operations.

Increases in operating costs due to inflation and other factors may not be directly offset by increased admission fees, room rates, and other revenue. Increases in operating costs may also negatively affect the profitability of our licensed and managed resorts, which may therefore have a material, adverse effect on our license fee and management fee revenues as well as the value of our minority investments in such resorts. Our most significant operating costs are our labor, utilities, insurance, and property taxes. Many, and in some cases all, of the factors affecting these costs are beyond our control.

Labor is our largest resort-level operating expense. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, or increases in the applicable minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. Our success depends in part upon our ability to attract, motivate, and retain a sufficient number of qualified employees, including resort managers, snowpark personnel, and other resort staff. The number of qualified individuals needed to fill these positions is in short supply in some areas. Any future inability to recruit and retain sufficient individuals may delay the planned openings of new resorts. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees.

Energy costs also account for a significant portion of our total resort-level operating expenses. The price of energy is volatile, and shortages sometimes occur. Significant increases in the cost of energy, or shortages of energy, could interrupt or curtail our operations, lower our operating margins, or both.

We may not be able to attract a significant number of customers from our key target markets, which would adversely affect our business, financial condition, and results of operations.

Our strategy emphasizes attracting and retaining customers from the local, or drive-to, markets within a convenient driving distance from each of our resorts. Any resorts we develop or manage in the future are similarly likely to be dependent primarily on the markets in the immediate vicinity of such resorts. Regional economic difficulties may have a disproportionately negative impact on our resorts in the affected markets. In addition, because we are dependent to a large extent on customers who drive to our locations, a significant increase in the price of gasoline in our local markets or nationally may also increase the real or perceived cost of a visit to one of our resorts and therefore have a negative effect on our ability to attract customers to our resorts. We may not be able to continue to attract a sufficient number of customers in our local markets to make our resort operations profitable. If we fail to do so, our business, financial condition, and results of operations would be adversely affected.

The Company's business is dependent on leisure and business travel.

Our business is sensitive to the willingness of our guests to travel. Acts of terrorism, the spread of contagious diseases, regional political events and developments in military conflicts in areas of the world from which we draw our guests could depress the public's willingness and/or ability to travel and cause severe disruptions in both domestic and international air travel and consumer discretionary spending. This could reduce the number of visitors to our facility and have an adverse effect on us.

Also, many of our guests travel by vehicle and higher gasoline prices could adversely impact our guests' willingness to travel to our business. Higher cost of travel may also affect the amount that guests are willing to spend at our locations and could negatively impact our revenue, particularly for lodging, ski school, dining and retail/rental. A decrease in leisure and business travel could have a material adverse effect on us and our performance, financial condition, results of operations and cash flows.

The Company may be impacted by natural disasters.

A severe natural disaster, such as an earthquake, hurricane, fire, or flood may interrupt our operations, damage our properties and/or reputation and reduce the number of guests who visit us. Damage to properties could take a long time to repair and there is no guarantee that we would have adequate insurance to cover the costs of such a repair. Furthermore, such a disaster may interrupt or impede access to our affected properties or require evacuations and may cause visits to the affected properties to decrease for an indefinite period. A severe natural disaster could have a material adverse effect on us and our performance, financial condition, results of operations and cash flows.

The Company is subject to privacy laws and collects guest information.

We collect personally identifiable information relating to our guests for various business purposes, including marketing and promotional purposes. The integrity and privacy of our guests' information is important to us and guests have a high expectation that we will adequately protect their personal information. The regulatory environment governing privacy laws is increasingly demanding and privacy laws continue to evolve and on occasion may be inconsistent from one jurisdiction to another. Maintaining compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our

guests. Furthermore, our non-compliance with applicable privacy regulations (or in some circumstances non-compliance by third parties engaged by us), breach of security on systems storing our guest data, a loss of guest data or fraudulent use of guest data could adversely impact our reputation or result in fines or other damages, litigation and regulatory investigations.

The Company transmits credit card information, which may be subject to risks.

We expect to transmit confidential credit card information in connection with our various guest services, including our lift operations, food and beverage operations, rental operations, retail operations, ski school operations and other operations. Third parties may have the technology or know-how to breach the security of this customer information, and our security measures and those of our technology vendors may not effectively prevent others from obtaining improper access to this information. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

We compete with other leisure activities and ski resorts, which makes maintaining our customer base difficult.

The skiing industry is highly competitive and capital intensive. Our indoor snowsports resorts will compete against other ski resorts in their markets for both day and overnight drive skiers. Our competitive position depends on a number of factors, such as the quality and coverage of our operations, resort size, the attractiveness of our operation, ticket prices, prevailing weather conditions for outdoor facilities and resorts, the appeal of related services and our reputation. Some of our competitors have stronger competitive positions in respect of one or more of these factors, which may adversely affect our ability to maintain or grow our customer base.

Our operations may be adversely affected by extreme weather conditions and the impact of disasters.

We intend to operate our resorts in a number of different markets, each of which is subject to local weather patterns and their effects on our resorts, especially our guests' ability to travel to our resorts. Extreme weather conditions can from time to time have a material adverse impact upon individual resorts or particular regions. Our resorts are also vulnerable to the effects of destructive forces, such as fire, storms, high winds and flooding, and any other occurrence that could affect the supply of water, gas, telephone, or electricity to our resorts. Although our resorts are expected to be insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of our insurance coverage or be outside the scope of that coverage.

Changes in consumer tastes and preferences may affect visitors to our facilities.

Our success depends on our ability to attract visitors to our facilities. Changes in consumer tastes and preferences, particularly those affecting the popularity of skiing, snowboarding and tubing, and other social and demographic trends could adversely affect the number of visits to our facilities. Furthermore, a reduction in average household income in some of the areas near our facilities, compared to historic levels, combined with the increasing cost of skiing, snowboarding and tubing, may make these activities unaffordable for a large percentage of that population. A significant decline in snow area visits compared to historical levels would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We will be dependent on significant infrastructure and equipment.

Our infrastructure and equipment, including snowmaking equipment and ski lifts, are costly to maintain, repair and replace and are susceptible to unscheduled maintenance. Much of our infrastructure and equipment will eventually need to be replaced or significantly repaired or modernized, which could result in interruptions to our business, particularly during our peak periods. In certain cases, the cost of infrastructure or equipment repair or replacement may not be justified by the revenues at the applicable resort.

The high fixed cost structure of our operations could result in significantly lower operating income if revenues decline.

The cost structure of our operations has a significant fixed component with variable expenses. Any material declines in the economy, elevated geopolitical uncertainties well as other risk factors discussed herein, could adversely affect revenue. As such, our operating income, profits and cash flows may be materially reduced due to declines in revenue given our relatively high fixed cost structure. In addition, increases in wages and other labor costs, energy, healthcare,

insurance, transportation, fuel, and other expenses included in our fixed cost structure may also reduce our margins, profits and cash flows.

We may not be able, by ourselves or with others, to develop new resorts or further develop existing resorts on a timely or cost-efficient basis, or at all, which would adversely affect our growth strategy.

As part of our growth strategy, we currently intend to develop, or license others to develop, additional facilities. Development involves substantial risks, including the following risks:

- development costs may exceed budgeted or contracted amounts or may exceed available capital;
- increases in the costs of materials or supplies used in construction of our facilities;
- changes in applicable building codes, construction materials, labor costs or construction methodologies may increase development costs;
- delays in architectural or other design-related services, or in the commencement or completion of construction;
- failure to obtain all necessary zoning, land use, occupancy, construction, operating and other required governmental permits and authorizations;
- changes in real estate, zoning, land use, environmental and tax laws;
- unavailability to us and other investors and/or developers of financing on favorable or any terms;
- failure of developed properties to achieve desired revenue or profitability levels once opened;
- negative changes in the local markets, the local competitive environment or in local economic conditions that occur between the commencement of development and the completion of the resort;
- scarcity of suitable development sites, due to existing development, physical limitation or competition for sites from competitors that may have greater financial resources or risk tolerance than we do or other factors;
- an incurrence of substantial costs in the event a development project is abandoned or modified prior to completion.

In particular, construction projects entail significant risks, including shortages of design and construction expertise, materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference, floods and unanticipated cost increases. There are also a limited number of suppliers and manufacturers of the equipment we use in our indoor snowdomes. We may not be able to successfully manage any future development to minimize these risks, and present or future developments may not perform in accordance with our previous developments or our expectations. The failure to successfully develop our new resorts could have a material, adverse effect on our growth strategies and our business, financial condition and results of operations.

We compete with other vacation/leisure travel destinations and resorts.

Our facilities will compete with other forms of vacation travel and leisure activities, including theme, water and amusement parks and other recreational activities. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe the principal competitive factors of a family entertainment resort include:

- location,
- room rates,
- name recognition,
- reputation,
- the uniqueness and perceived quality of the attractions and amenities,
- the atmosphere and cleanliness of the attractions and amenities,
- the quality and perceived value of the lodging accommodations,
- the quality and perceived value of the food and beverage service,
- convenience,
- service levels and
- reservation systems.

We anticipate that competition within some of our markets will increase further in the foreseeable future. A number of other operators have announced plans to develop family entertainment resorts that would compete with some or all of our facilities We compete for guests and for new development sites with certain of these entities that may have

greater financial resources than we do and better relationships with lenders and sellers of real estate. These entities may be able to accept more risk than we can prudently manage and may have greater marketing and financial resources. Further, new or existing competitors may significantly reduce their rates, as they have in the past, or offer greater convenience, services or amenities, and significantly expand or improve their facilities. Such events could materially adversely affect our business and results of operations.

Because we concentrate in a single industry segment, we may be adversely affected by a downturn in that industry segment.

Our assets and operations are concentrated in a single industry segment – family/group entertainment resorts. Our primary current strategy is to expand the number of our resorts. Therefore, a downturn in the entertainment, travel, or vacation industries, in general, and the family/group entertainment resort segment, in particular, could have an adverse effect on our business and financial condition.

Risks Related to Our Capital Structure

We and the owners and developers of our licensed and managed resorts may not be able to obtain additional financing, including extensions or refinancing of existing indebtedness, on favorable terms, if at all.

We expect that we will require additional financing or have to extend or refinance our existing indebtedness over time, the amount of which will depend on a number of factors, including the number of resorts we construct or improve, the maturity dates of our existing financings, the amounts of our investments in joint ventures, additions to our current resorts, and the cash flow generated by our resorts and management and licensing agreements. The terms of any additional financing we may be able to procure are unknown at this time. Our access to third-party sources of capital depends, in part, on some or all of the following:

- general capital market conditions;
- capital providers' perception of our growth potential and growth potential in the real estate sector in general;
- our then-current debt levels;
- our then-current and expected future earnings;
- our cash flow; and
- the estimated value price per share of our common stock.

The owners and developers of our licensed and managed resorts face similar risks, since they will require financing to construct and improve those resorts and to extend or refinance existing indebtedness. Failure to obtain sufficient financing could have a material adverse effect on our growth strategies and on our business, financial condition, and results of operations.

Any future debt financing or issuances of preferred stock that we may make will be senior to the rights of holders of our common stock, and any future issuances of common stock will result in the dilution of the then-existing stockholders' proportionate equity interest.

Issues affecting financial institutions could adversely affect financial markets generally as well as our ability to raise capital or access liquidity.

Factors that we cannot control, such as disruption of the financial markets or negative views about the financial services industry generally, could impair our ability to raise necessary funding. The creditworthiness of many financial institutions may be closely interrelated as a result of credit, derivative, trading, clearing, or other relationships among the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses, or defaults by other institutions. This may adversely affect the financial institutions, such as banks and insurance providers, with which we interact and therefore could adversely affect our ability to raise needed funds or access liquidity.

We may guarantee certain mortgage-related obligations of our subsidiaries, and if one or more of our subsidiaries fail to meet its obligations under their mortgages, we may be required to satisfy such obligations and such an undertaking could have an adverse affect on our financial condition.

We may provide a payment or similar guarantee of a mortgage loan and related interest secured by one or more of our resorts. The underlying cash flows from the resorts may not be able to satisfy the debt service obligations under the mortgage loans. In addition, the loan agreements may contain various customary financial and operating debt compliance covenants, and we and the entity owning the resorts may not be able to comply with those covenants. If the borrower defaults under such a loan agreement, we would be required to assume certain obligations under the loan. While the property itself may be subject to a mortgage to secure the mortgage loan, even in the event the property could be sold in a foreclosure to satisfy all or a portion of the outstanding debt, to the extent the proceeds of such sale are insufficient to satisfy the outstanding debt, we would be liable for the remaining outstanding amount.

Any default as described above could therefore have a material, adverse effect on our financial condition and could materially reduce the amount of cash we have available to fund capital expenditures and growth initiatives, which could have a material, adverse effect on our business and results of operations.

We may be unable to generate sufficient cash, and may not have access to the cash flow and other assets of our subsidiaries to service all of our indebtedness, and we may be forced to take other actions to satisfy its obligations under such indebtedness, which actions may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on the financial condition and operating performance of us and our subsidiaries, which are subject to prevailing economic and competitive conditions and to financial, business, and other factors beyond our control. We and our subsidiaries may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness. If the cash flows and capital resources of us and our subsidiaries are insufficient to fund our debt service obligations, we and our subsidiaries could face substantial liquidity problems and may be forced to reduce or delay capital expenditures or growth strategies, sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT. IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE COMPANY'S MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE, AS WELL AS OTHERS NOT DISCUSSED ABOVE.

BUSINESS

Description of the Business

We are a developer of indoor snowsports resorts. Our goal is to develop and operate Alpine-X branded indoor snowsports resorts in major metropolitan areas throughout North America. We expect to build our first resort in Fairfax County, Virginia, located in the Washington DC metropolitan area. We expect each resort to include a snowdome with 350,000-400,000 square feet of real snow, upscale lodging options, multiple food and beverage outlets, and many additional entertainment activities. We will design our facilities to offer snowsports ranging from recreational through competitive levels, as well as low-skill and no-skill other snow-based fun and entertainment options for guests.

Business Plan

Our Mission

Snowsports (and snow fun) for everyone is the vision of Alpine-X.

People who want to participate in and access snow/mountain sports have traditionally faced obstacles of geography, time commitment, expense, and seasonality. We aim to solve those issues by providing convenient, well-designed, affordable indoor snowsports resorts for the entire community.

We want to increase the availability of snow/mountain activities for groups, families, and individuals. Our core values center around family, community, adventure, and experience. We focus on bringing together diverse groups for shared, positive, active experiences, leading to a stronger, healthier, and more inclusive community. We are committed to creating enduring positive memories while strengthening the bonds of family and friendship through our resort experiences. We want to demonstrate leadership within the resort industry community towards a lower carbon future through design and operational efficiencies and the self-generation of solar electric power.

We intend to fulfill our mission by providing:

- *An inclusive destination for the entire community*. Our goal is to remove the existing geographical and financial barriers to participating in and enjoying snowsports by providing a convenient, year-round environment to join in those activities.
- *Low- and no-skill activities to complement the indoor snowsports experience and enhance each guest's overall experience*. Although a large part of our business model is focused specifically on snowsports, we will offer a range of other entertainment experiences, both within the snowdome and throughout the rest of the resort.
- *Training and instruction for people new to snowsports*. Because of the barriers to participating in and enjoying traditional outdoor snowsports, many people have not had the opportunity to learn the skills needed to ski or snowboard. We will offer learning opportunities to skiers ranging from novice, first-time skiers to more casual skiers in need of a refresher before tackling the slopes.
- *Convenient, drive-to resort locations located near major metropolitan areas*. Our facilities will simplify the decision process to visit and enjoy snowsports activities by being located within a short driving distance of major metropolitan areas. Our snowdomes will be an ideal getaway for a few hours for a family, group, or individual, while also providing an option for an extended stay. We believe that providing this flexibility to guests allows us to increase attendance at and interest in our resorts.
- *Dynamic pricing to make snowsports affordable for everybody*. In addition to providing a convenient, drive-to location, we will utilize a pricing model to allow discounted pricing during off-peak operating hours. Traditional outdoor ski venues are highly dependent on uncontrollable weather conditions and have shorter revenue-generating seasons. As a result, they primarily utilize a premium pricing model for guests. With a year-round, extended operating period, we can address that and provide more affordable, discounted snowsports experiences for our guests.
- *The Alpine X SnowPlay for All program that expands access to guests from all socioeconomic backgrounds.* Our *SnowPlay for All* program will create no-cost opportunities for many individuals to provide learning opportunities and access to snowsports regardless of income level or ability.
- *Easy access to everything a guest needs to enjoy snowsports*. We believe the time and expense consumers must incur to purchase specialized snowsports equipment can make trying or participating in snowsports prohibitively expensive. We will solve that by providing convenient and affordable rentals so that a guest can arrive with no equipment and be on the slopes quickly and affordably.
- *Sponsorships and discounted rates for schools and teams*. We recognize that we have a responsibility to nurture and grow future generations of snowsports participants. We will use our year-round, convenient availability to help recruit additional snowsports participants.
- *Unique educational opportunities*. We want our resorts to express and celebrate their communities. We intend to have programs and information in the resort to let our guests learn about the history and vibrancy of the local community.
- *Free and low-cost activities as a part of the overall resort design to promote inclusion for the entire community*. We realize that some visitors may not want to use the snowdome facility but still want to enjoy other aspects of our resort. We will provide ways for families/groups to spend time together and bond, regardless of their budget.

Features of Our Resorts

While each of our resorts will be unique based on site-specific-features, our goal is to ensure that every Alpine X resort provides the following:

- *Year-round, indoor snowsports*. Our resorts will feature a large, indoor snowdome, including multiples slopes, a terrain park, an instruction/learning area, and a snow play area, suitable for skiing, snowboarding, and snow fun activities, as the primary amenity.
- *Locations suitable for a visit of a few hours or a few days*. We intend to locate near metropolitan areas to make snowsports much more accessible than traditional mountain resorts, allowing guests to visit for a few hours when convenient for them, or to stay overnight and use our resort as a useful, comfortable "home base" to explore both our resort as well as other attractions in the metropolitan area.
- *A wide range of guest experiences to ensure each guest is entertained and delighted by their visit*. By offering activities including skiing, snowboarding, tubing, and snow play areas, all in a resort environment with multiple food and beverage options, retail, and other activities, we can provide a range of choices for a guest during a typical 3-4 hour visit.
- *A safe, clean environment for each activity and experience*. Paramount to every family/group/individual visit is being in a setting where everyone always feels safe and comfortable.
- *A broad range of activities and experiences to encourage return visits*. Having various activities available to guests means that visitors will return for new experiences while also coming back for a predictably enjoyable experience.
- *An ideal environment for snowsports camps and teams*. With our year-round availability, we can provide an unprecedented amount of access for snowsports camps and teams. We expect to offer year-round training for professional and competitive snowsports athletes.
- *Consistent conditions that eliminate the weather worry from a snow/mountain experience*. With our indoor facility, guests are sure of the quality and condition of the slopes every time they visit.
- *Potential venue for competitive snowsports events*. We aim to provide the thrill and excitement of competitive events within our resorts.
- *Activities and experiences that are high-quality and provide value for our guests*. We believe guests are best served when they receive products and services that are they feel good about and that they would recommend to others.
- *Team members dedicated to ensuring our guests enjoy every aspect of their visit*. Our team members are critical to our success as a company and to providing our guests with an outstanding experience. Each team member reflects our company and our values, and we are committed to supporting and investing in them throughout their careers; maintaining a workplace that is diverse and offers opportunities for career growth; offering meaningful work and an outstanding work environment for all team members; providing a competitive wage and range of benefits on par with leading hospitality/resort companies; and having our team members engaged and actively involved with their local communities.
- *Resort design that respects and complements the community and the environment*. We are committed to environmental sustainability and minimizing energy consumption and our carbon footprint. When possible, we look to incorporate techniques and technologies such as: repurpose and improve non-traditional land to develop our resorts; generate power for our resorts by solar panels and other renewable energy sources; implement energy savings, resource reuse/recycling, water conservation and water protection best practices in the design of our resorts, including for activity areas, common areas, and lodging facilities; and plant new trees and maintain existing trees on the land where our resorts are to protect the health of the local ecosystem.

Our Competitive Strengths

We intend to be North America's market leader for family-friendly, mountain-themed resorts that feature year-round, indoor snowsports, and entertainment experiences with complementary attractions. Our competitive strengths include:

- *Business model built on accessibility and convenience.* Our business model generally targets customers within a two-hour driving radius of our resorts. Recent travel trends favor our business model as families/groups/individuals increasingly choose to take shorter, more frequent vacations or enjoy recreational experiences within convenient driving distance. We are well-positioned to continue to take advantage of these trends. Furthermore, our resorts will offer a high-quality visit at an affordable price, which appeals to an inclusive set of families, groups, and individuals. We believe in the economic resilience of our resorts as drive-to destinations are generally less expensive and more convenient than those requiring air travel.
- *Repeat visits from guests*. By offering a unique, convenient, affordable destination to our guests, we can encourage them to visit a resort on a recurring basis. Guests will have an opportunity to learn, develop, and refine their snowsports skills, as well as experience a wide variety of non-snowsports activities throughout

the resort. All these factors enhance the attractiveness of our resort for multiple visits from a guest throughout the course of a year.

- *Proven demand for high-quality family/group entertainment experiences*. Our executive team was responsible for the growth of Great Wolf Resorts into a nationally recognized family entertainment chain of resort properties. We believe that past track record of success and the establishment and growth of venues such as Great Wolf Resorts, Top Golf, and other similar venues proves the need and demand for high-quality experiences for families/groups.
- *Significant barriers to entry with a first-mover advantage.* We will strive to be the first operators of family entertainment resorts featuring indoor snowsports in our selected target markets. As we develop and open resorts, we will quickly be able to move into selected target markets. We believe there are significant barriers to entry in our industry segment that discourage others from developing similar resorts, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets, and a challenging, multi-year permitting process. A new Alpine-X resort requires significant capital resources, can take several years to develop and permit, and an additional 18 months or more to build. We believe that the combination of our first-mover advantage and the significant barriers to entry in our target markets provide us with a competitive advantage.
- *Significant portfolio of product offerings that increase ancillary on-site revenues*. Our resorts will feature several products and entertainment options that increase ancillary on-site revenues and distinguish our resorts' self-contained vacation experience. We believe that these ancillary products will continue to drive additional revenues and enhance the guest experience and brand loyalty.
- *Strong growth prospects*. We believe recent vacation trends favor drive-to options, as the number of families choosing to take shorter, more convenient vacations and short-term getaways has increased in recent years. We believe these trends will continue and can provide impetus to our future growth prospects. We are actively involved in discussions for several potential new development projects in the United States.
- *Strong, experienced management team*. Our executive management team is responsible for our strategic direction. On average, our management team members have over twenty years of industry experience each. Our executive management has significant experience in the hospitality, family entertainment, and real estate development industries, and has considerable expertise in operating complex, themed family entertainment resorts. As a result, we understand the importance of and are committed to delivering a superb guest experience.
- *Feeder to traditional mountain resorts*. We expect to complement the activities of traditional outdoor mountain-based destinations by expanding overall interest and participation in snowsports. We believe strategic alignment with the owners/operators of mountain-based resorts can be mutually beneficial.

Our Business and Growth Strategies

Our primary business objective is to increase long-term value by executing our business and growth strategies, which include:

- *Build brand/management/operations value*. We believe strategic control and use of our brands, development experience, and operating expertise can build value for our company. To help achieve building this value, we will own or have the exclusive use of our brand names used within our resorts, operating rights to our branded resorts, and architectural/design elements of our resorts.
- *Own equity/control positions in our resorts*. We currently own all equity in our resort at Fairfax Peak, which we are developing in Fairfax County, Virginia. Although we will raise additional equity to finance, in part, the development/construction of that resort, we expect to retain an ownership stake and control of the resort (by acting as the managing partner or similar role in the resort-owning entity). For future resorts that we develop, we plan to establish a similar structure where we retain a significant role in the management and/or ownership of each resort-owning entity.
- *Expand our brand footprint.* We are seeking to grow our business and diversify the geographic footprint of our brand. Our goal is to build resorts in locations throughout North America. This growth plan will further exploit our competitive advantages of being the first North American developer in the indoor snowsports resort business by seeking opportunities to develop new resorts. We believe this strategy will allow us to extend the impact of our brand and our position as the leading provider of drive-to, family/group destination resorts featuring indoor snowsports, and provide the additional benefit of reducing our sensitivity to economic conditions affecting any single region. To grow our number of resorts, we expect to evaluate and use various ownership structures for our branded resorts, including wholly-owned properties, joint ventures, minority

investments, management/license-only arrangements, and other potential structures that we consider appropriate.

- *Make innovative expansions of and enhancements to our resorts.* We will continue to focus on growth opportunities at our resorts by adding revenue-enhancing features that drive ancillary guest spending and meet our target returns, including non-snow-based attractions as well as food and beverage outlets. In conjunction with our third-party suppliers' and designers' knowledge and experience, we intend to leverage our in-house expertise to develop and implement the latest innovations in family entertainment activities and amenities.
- *Maximize total resort revenues.* We will employ yield management techniques and sales and marketing efforts to maximize utilization and revenue generation of our resort facilities, including attached hotels. We will seek to maintain higher utilization by approaches such as holding special events and targeting group and team sales during off-peak times. We will also seek to maximize other on-site revenue, such as food and beverage, entertainment, and merchandise revenue, through themed restaurants, snack shops, retail shops, and other entertainment areas.

The Company's Products and/or Services

Alpine-X Resort at Fairfax Peak

We are currently developing our first resort, known as Alpine-X at Fairfax Peak, in Fairfax County, Virginia. As our first development, Fairfax Peak is expected to be our flagship facility in the U.S. Fairfax Peak will be in Lorton, Virginia, approximately 20 miles from downtown Washington, D.C., and about 7 miles outside the Capital Beltway. Our project is on property that we expect to lease from Fairfax County under a long-term ground lease. The land parcel owned by Fairfax County is the site of a closed landfill that Fairfax County has targeted for adaptive reuse. The overall Fairfax Peak site is approximately 200 acres in size.

The population within a 100-mile radius of Fairfax Peak is over 10 million people, providing many potential guests with easy access to the resort. The local demographics are high-income and affluent, with Fairfax County having the second-highest median income in the U.S. Other nearby counties and areas in the Washington, D.C. metropolitan areas have similar, favorable consumer demographics. We forecast more than 700,000 visitors per year to the Fairfax Peak development.

Our development process began when we submitted our proposal to Fairfax County under the Virginia Public-Private Partnership Act in December 2018. In that initial submittal, we proposed developing the former Lorton Landfill in Lorton, Virginia, which is owned by Fairfax County, as a site for our indoor snowsports resort.

Since the initial proposal, we have collaborated with Fairfax County to discuss and refine our plans to develop the site. In November 2020, we executed our first Interim Agreement with Fairfax County, guaranteeing us exclusivity to perform due diligence in anticipation of the site's development. We have conducted preliminary geotechnical testing, civil engineering, and other work to analyze where to locate various structures and activities on the site.

We are currently in discussions with Fairfax County on various site-specific items, including terms of our ground lease and the design of vehicle access to the site. Also, we have engaged firms for various development-related activities, including master planning, civil engineer analysis, traffic studies, parking analysis, and other items as part of the rezoning process for the site. Based on our progress to date and our discussions with personnel at Fairfax County, we currently expect to finalize due diligence (geotechnical work, civil engineering analysis, surveys, and other analyses/studies), create masterplans, and submit a rezoning package in 2021; hold public hearings and work through the rezoning process in 2022; receive a building permit in 2023; and then construct the resort with a target opening of 2025.

The initial phase of the Fairfax Peak resort will include the following:

- Indoor snowdome of approximately 400,000 square feet, containing a range of skilled and no-skill activities, including multiple ski runs from beginner to advanced, a terrain park, a training area for guests new to snowsports, and a snow play area
- Upscale hotel with 200-300 rooms
- Multiple food and beverage outlets
- Retail outlets for equipment and related gear

- An indoor adventure area
- An outdoor mountain coaster

We are currently evaluating a range of entertainment/hospitality experiences for Fairfax Peak, as well as for other sites we may develop in the future. On a case-by-case basis, we will evaluate local demographics, available developable space, nearby amenities, and other key factors to select alternative and additional attractions and features such as:

- Water-themed attractions such as indoor/outdoor waterparks and surf/wave pools
- Ziplines
- Mountain biking
- Outdoor food/social areas
- Music venues
- Ropes courses
- Hiking trails
- Entertainment facilities
- Gondolas

Since our inception, we have relied on debt and equity capital raises to fund our operations, including the development of our resort at Fairfax Peak. During the next 12 months, the Company expects to require approximately $3.5 million to fund operating expenses and project development costs related to that resort. We intend to fund these cash requirements with a combination of funding from a line of credit provided by one of our stockholders under a $1.0 million line of credit agreement we entered into in May 2021, and this Offering.

We currently project the total development costs of the first phase (consisting of an indoor snowsports facility, hotel, and certain related amenities) of our Fairfax County project to total approximately $230 million. Although we believe the maximum proceeds from this Offering would be sufficient to fund our costs related to the rezoning process for our Fairfax County project, we do not expect the proceeds from the Offering to satisfy our cash requirements indefinitely.

We anticipate raising additional debt and equity capital in the next 1-3 years to fully fund the development of the Fairfax County resort. During that time frame, we do not expect to be able to satisfy our cash requirements through revenues and the proceeds from this Offering alone, and therefore we anticipate that we expect to raise additional capital through the sale of equity securities in additional offerings, or through other methods of obtaining financing such as through loans or other types of debt.

Competition

We have no direct competitors in our space, as no company has developed indoor snowsports resorts in North America. We intend to complement, not compete with, traditional mountain resorts by expanding general interest and inclusive participation in snowsports.

Customer Base

Because our business model is based on expanding interest and inclusive participation in snowsports and other activities, and we are looking to eliminate the traditional challenges of cost, geography, and seasonality associated with snowsports, our target demographic is the entire community that has access to our resorts. We aim to develop resorts in metropolitan areas and provide year-round access to everyone.

Supply Chain

In the development of its resorts, the Company expects to have access to a wide variety of vendors and suppliers.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
87400222	Alpine-X	Trademark application	12/16/2017	2/14/2018	U.S.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the company's knowledge, threatened, against the Company.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6.0%	$1,500	4.6%	$230,000
Resort development costs	0.0%	$0	43.8%	$2,190,000
Legal & professional fees	94.0%	$23,500	5.1%	$255,000
Debt & accrued interest	0.0%	$0	17.0%	$850,000
PR and marketing expenses	0.0%	$0	0.5%	$25,000
Salaries & wages	0.0%	$0	10.5%	$525,000
Overhead expenses	0.0%	$0	2.1%	$105,000
Costs for potential resorts	0.0%	$0	5.1%	$255,000
Reserves/working capital	0.0%	$0	11.3%	$565,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

- Resort development costs – As described elsewhere in this Offering document, we are currently developing our first resort, known as Alpine-X at Fairfax Peak, in Fairfax County, Virginia. Our project is on property that we expect to lease from Fairfax County under a long-term ground lease. We are currently in discussions with Fairfax County on various site-specific items, including terms of our ground lease and the design of vehicle access to the site. Also, we have engaged firms for various development-related activities, including master planning, civil engineer analysis, traffic studies, parking analysis, and other items as part of the rezoning process for the site. The resort development costs reflected in the table above represent our estimate of costs to be incurred for the rezoning process.
- Legal & professional fees – In the event the Company raises only the Target Offering Amount, we expect to use all proceeds, net of intermediary fees, to pay a portion of legal & professional fees related to the Offering.
- Debt & accrued interest – Through December 23, 2021, our borrowings and accrued interest under a line of credit agreement we entered into in May 2021 with one of our stockholders totals $850,000.

- Salaries & wages – We currently have no employees. As we proceed with the development of our Fairfax County project and additional resorts, we expect to begin to hire employees in such areas as operations and development. The amount in the table above reflects our estimate of the salary costs associated with those employees.
- Reserves/working capital – This amount in the table above represents the residual funds in excess of amounts specifically allocated to other categories.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Emery	CEO and Director	Founder and Managing Member, Stone Circle Holdings LLC (2012-present). Responsible for overall management of the entity.	B.S. in Accounting, Virginia Tech
James Calder	CFO and Director	Member, Stone Circle Holdings LLC (2012-present). Member of the Investment Committee of the entity.	B.S. in Accounting, Pennsylvania State University
Niels ten Berge	Chief Development Officer and Director	President, Ten Berge Group (2016-present). Responsible for overall management of the entity.	Bachelor and Master of Science in International Business, Tilburg University
Jeffrey Hokenson	Chief Marketing Officer and Director	CEO, The Hokenson Group, Inc. (1999-present). Responsible for overall management of the entity.	B.A. in Political Economy, William & Mary

Biographical Information

John Emery

John Emery is an experienced international consumer-sector executive with a career spanning more than 30 years. John has been the leader and a catalyst for growth for a series of consumer, lifestyle real estate, and hospitality companies over the course of his career. Prior to joining Alpine-X as an investor and CEO, John co-founded Stone Circle Holdings LLC, a private equity firm, was CEO of Great Wolf Resorts, Inc. (NASDAQ:WOLF), was President of Interstate Hotels and Resorts, Inc. (NYSE:IHR) and launched his career at Deloitte.

John invested in Alpine-X and joined the Company in 2019 through his private equity firm, Stone Circle Holdings LLC. He believes Alpine-X is exceptionally well-positioned to develop a series of year-round, safe, healthy and fun indoor snowsports resorts for the entire community. He credits inclusiveness of diverse teams and guests as the driving factor in the success of each of his previous endeavors. The Alpine-X social mission of access for everyone to broaden participation in snowsports is his personal goal.

John is a co-founder of Stone Circle Holdings, a privately held company focused primarily on lifestyle real estate-related investment opportunities. There he has led the company's growth through a wide variety of investment opportunities, including marinas, commercial buildings, beachfront vacation properties, ski resort vacation properties, and lakefront land development. When Stone Circle Holdings became an owner in Alpine X in 2019, John joined the Management Committee of Alpine X and has since then been instrumental in developing the company's growth and operational strategies.

John was previously CEO of Great Wolf Resorts. There he spearheaded the company's IPO and subsequent transformation from a regional chain of indoor waterpark resorts into a nationally recognized brand of consistently high-quality family entertainment resorts throughout the United States. During his tenure, the company expanded its footprint to 12 resorts spanning from coast to coast, gaining national exposure and recognition for providing a unique mix of indoor, convenient, family-oriented experiences. John's focus on all aspects of the business, including providing a superior mix of indoor entertainment options for the family, fueled the company's growth. He led Great Wolf's acquisition and implementation of new entertainment options and attractions withing its waterparks and resort areas.

In 1995, he joined CapStar Hotels and was instrumental in the company's IPO in 1996. John continued the company's growth trajectory as Chief Financial Officer with several acquisitions, culminating in the merger of CapStar Hotel and American General Hospitality in 1998. That merger created MeriStar Hospitality Corporation, an owner of 117 hotels, and MeriStar Hotels & Resorts, a global independent hotel management company operating more than 400 properties. He served as President, Chief Operating Officer, and a member of the board of directors of MeriStar Hospitality from 1998 to 2002. John also served in several positions at MeriStar Hotels & Resorts, culminating in the role of President and a member of the board of directors from 2001 to 2002. At both companies, he focused on the growth and expansion of the companies through a series of purchases, acquisitions, and mergers. A merger for MeriStar Hotels & Resorts resulted in the creation of Interstate Hotels & Resorts in 2002. John served as President and a member of the board of directors through 2003.

John's professional career started at the Washington, DC office of Deloitte, where he specialized in real estate industry clients while progressing to Audit Senior Manager. He learned the value of inclusiveness and diversity and the fundamentals of guest service during his high school and college years, working at a Roy Rogers Restaurant and as an automobile mechanic.

He graduated in 1986 from Virginia Tech with a B.S. in Accounting and is a Certified Public Accountant. John grew up in Fairfax County, Virginia, the location of the first planned Alpine-X Resort. John and Angie Emery founded Stone Circle Foundation in 1998 to focus on improving opportunities for underserved women and children, primarily through educational support.

James Calder

Jim Calder has more than 35 years of financial experience as an executive in public and private companies and a demonstrated history of success in growing real estate and hospitality companies. He has overseen the financial structuring and operation of organizations with revenues under management of up to $2.5 billion. Prior to joining Alpine-X as an investor and Chief Financial Officer, Jim was a member of the Investment Committee of Stone Circle Holdings LLC, a private equity firm, was Chief Financial Officer of Great Wolf Resorts, Inc. (NASDAQ: WOLF), was Chief Financial Officer of Interstate Hotels and Resorts (NYSE: IHR), was Senior Vice President and Corporate Controller at ICF Kaiser, Inc. (NYSE: ICF), and started his career as an auditor at Deloitte.

Since 2013, Jim has been a private investor and a member of the Investment Committee of Stone Circle Holdings, a privately held company focused primarily on real estate-related investment opportunities. At the company, he actively participates in the evaluation and/or management of a wide variety of potential investment. In 2019, with Stone Circle Holdings joining Alpine-X as an investor, Jim joined the Management Committee of Alpine-X and has since then been instrumental in developing the capital raising, growth and operational strategies of the company.

Jim joined Great Wolf Resorts, North America's largest family of indoor waterpark resorts, in 2004 and served as Chief Financial Officer of the company until 2013. While there, he coordinated the successful completion of the company's S-1 registration statement and IPO, as well as the financial, legal, and operational due diligence associated with the sale of the company to Apollo Global Management in 2012. During his tenure, he oversaw Great Wolf's significant expansion as the company grew its footprint from a regional group of four resorts to a nationally recognized chain with more than a dozen locations.

In 1997, Jim moved to CapStar Hotels, a public company, as Senior Vice President of Accounting. With the merger of CapStar Hotel and American General Hospitality in 1998, he became Chief Financial Officer of MeriStar Hotels & Resorts, the country's largest independent hotel management company operating more than 400 properties. Additionally, from 2001 to 2002, Jim served as Chief Accounting Officer of MeriStar Hospitality Corporation, a

related public company and owner of 117 hotels. Following another merger in 2002, he became Chief Financial Officer of Interstate Hotels & Resorts, a public company.

In 1995, he joined ICF Kaiser International, a publicly listed, $1.1 billion (revenues) international engineering/construction/consulting company, as Senior Vice President and Corporate Controller. There he coordinated all transactional accounting, as well as internal and external reporting requirements, for the company.

He began his professional career at Deloitte in the Washington, DC area, where he progressed to Audit Senior Manager, with concentration in the real estate industry. Before that, through his work at an ice cream shop during his college years, and as a sports reporter for a local newspaper and a kitchen worker in a retirement community during his high school years, Jim learned the importance of guest service and clearly written communications.

Jim is a licensed CPA in the Commonwealth of Pennsylvania and received his BS in Accounting from Pennsylvania State University in 1984. Additionally, since 2014 he has served as an arbitrator for Financial Industry Regulatory Authority's Dispute Resolution Process to provide an alternative to mediation or litigation for disputes between investors and firms registered with FINRA. Since 1995, Jim has also been president and treasurer of the Thomas W. Hetrick Memorial Scholarship Fund, a private, non-profit organization that promotes post-secondary school education.

Niels Ten Berge

Niels ten Berge is a lifelong snowsports enthusiast. Growing up in Europe, he had the opportunity to experience both traditional mountain-based venues as well as indoor snow centers. Through those experiences, Niels saw both the success of the indoor snowsports business model and the value of a shared, participative snowsports experience for families/groups. As a founder of Alpine-X, he envisions bringing the indoor snowsports experience to the U.S. so that families like his own can enjoy convenient, well-designed, affordable, year-round snowsports, all in a fun and safe environment.

Since helping to found Alpine-X in 2016 and leading the company's development efforts, Niels has worked closely with all team members and stakeholders in Alpine-X's Fairfax Peak project. He was instrumental in developing the vision to bring indoor snowsports resorts to the U.S., as an extension and expansion of the experiences he had in Europe. Niels has participated in all aspects of the company's success and growth to-date. As Alpine-X's chief development officer, he will continue to bring his passion for an outstanding guest experience to every aspect of the Company's resorts.

Niels is an entrepreneur with more than 15 years of experience in developing, marketing, negotiating, analyzing, and consulting in worldwide energy, entertainment, and business development ventures. Throughout his career, he has supported startups in a wide variety of capacities. He is also an energy-industry expert with several years of sales, marketing, negotiating, analysis, and consulting experience in worldwide energy and commodity activities.

As an independent consultant, Niels has advised international companies and organizations, including the World Bank, on developing energy assets such as storages, LNG terminals and power plants, as well as natural gas and oil trading. With TransGen Energy, he managed LNG and CNG development projects in West Africa, South America, and Europe. Niels worked with LNG project development companies to provide marketing strategy and LNG pricing advice.

Prior to TransGen Energy, Niels worked as a natural gas portfolio manager and structured gas trader within RWE, one of the largest utility companies in Europe. He developed, optimized, and enhanced an asset- and merchant-based portfolio in several European natural gas markets. In these jobs, he was responsible for the execution of trades and optimization of structured products, including gas storages, gas transport, LNG, oil, and virtual products. In addition, he was responsible for marketing and origination of the structured deals.

Niels graduated with a Bachelor and Master of Science in International Business from Tilburg University in the Netherlands. He is a native of the Netherlands and speaks Dutch, English, German, and French. He currently resides in Fairfax County, Virginia, the site of the company's Fairfax Peak project, with his wife and two young children.

Jeffrey Hokenson

Jeff Hokenson is the Chairman and CEO of The Hokenson Group, Inc., a diversified International Strategic Advisory and Holding Company that he founded in 1999. In this role, Jeff is responsible for overseeing the day-to-day activities of the Group, including portfolio company management, marketing, operations, and administration.

The Hokenson Group creates, invests in, and grows portfolio companies in multiple sectors, including Technology (Software and Digital Media), Recreation/Entertainment, and Consumer Products/Services. Hokenson Group has developed a proprietary, multi-phased process for establishing and growing portfolio companies by utilizing proven methodologies in marketing, sales, digital media, and social media. Periodically, the Hokenson Group also works as a Strategic Advisor to established companies and organizations.

Prior to founding The Hokenson Group, Jeff developed his career in both marketing management and investment advisory. Jeff worked with Judy Diamond Associates in Washington DC and was an Associate with Sullivan, Bruyette, Speros & Blayney, Inc., an investment management firm with over $2 billion in assets. Later, Jeff co-founded Next Solutions, LLC, which provided e-Commerce and web-applications development solutions to organizations in the private sector.

Jeff is a graduate of the College of William and Mary. He has over 20 years of overseas living experience in Taiwan, Indonesia, the Philippines, Australia, Italy and the U.K., and has traveled extensively throughout South East Asia, Europe, Australia/New Zealand and North America. He is married with two children, and currently resides in McLean, Virginia, a suburb of Washington DC.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 99,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 49,000,000 shares of the Common Stock are designated as Voting Common Stock and 50,000,000 shares of the Common Stock are designated as Non-Voting Common Stock, and 1,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 20,012,500 shares of Common Stock 0 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of the commencement of this Offering, the Company's outstanding capital stock consists of:

Type	Class A Common Stock (Non-Voting Common Stock)
Amount Outstanding	2,550,000 shares
Par Value Per Share	$0.0001
Voting Rights	No voting rights
Anti-Dilution Rights	No anti-dilution rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	*Drag-Along Rights* The holder or holders of at least a majority of the Company's outstanding Voting Common Stock (Class B Common Stock - collectively, the "Drag-Along Seller") have the right to seek and approve a Drag-Along Sale of the Company. If at any time, the Drag-Along Seller receives a bona fide offer from an independent purchaser for a drag-along sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in Article IX of the Company's Bylaws; provided, however, that no shareholder is required to transfer or sell any of his, her or its shares if the consideration for the drag-along sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. Every shareholder shall promptly deliver to the Company's Board of Directors a written notice of any offer or indication of interest for a drag-along sale that he, she or it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed drag-along sale. For a complete description of the Drag-Along rights, please review Article IX of the Company's Bylaws.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.75%

Type	Class B Common Stock (Voting Common Stock)
Amount Outstanding	17,450,000 shares
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	No anti-dilution rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See Drag-Along rights description above in description of Class A Common Stock. For a complete description of the Drag-Along rights, please review Article IX of the Company's Bylaws.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	87.25%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Stock Options for Class A Common Stock
Amount Outstanding	119,950 options
Voting Rights	No voting rights
Anti-Dilution Rights	No anti-dilution rights
Material Terms	Each vested option is exercisable by the holder to purchase 1 of the Company's Class A Common Shares
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See Drag-Along rights description above in description of Class A Common Stock. For a complete description of the Drag-Along rights, please review Article IX of the Company's Bylaws.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.6%

Included in the total of 119,950 options in the table above are stock options for shares of Class A Common Stock the Company has granted to Kendall Almerico, the Company's securities law counsel who assisted in the preparation of this Form C/A. If exercised, these options would total 100,000 shares of Class A Common Stock.

Type	Stock Options for Class B Common Stock
Amount Outstanding	137,657 options
Voting Rights	No voting rights
Anti-Dilution Rights	No anti-dilution rights
Material Terms	Each vested option is exercisable by the holder to purchase 1 of the Company's Class B Common Shares
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See Drag-Along rights description above in description of Class A Common Stock. For a complete description of the Drag-Along rights, please review Article IX of the Company's Bylaws.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.7%

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Multi-Draw Promissory Note
Creditor	Stone Circle Holdings LLC
Amount Outstanding	$800,000
Interest Rate and Amortization Schedule	10% rate per annum. Principal and interest due and payable in full no later than May 6, 2022.
Description of Collateral	Security interest in substantially all of the Company's intangible and tangible assets.
Other Material Terms	Maximum principal balance of borrowings of $1,000,000. Minimum interest to be paid of $50,000.
Maturity Date	May 6, 2022
Date Entered Into	May 6, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Stone Circle Holdings LLC	Class B Common Stock	32.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

You should read the following discussion and analysis of the Company's financial condition and results of the Company's operations together with the Company's financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the Company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Operations

Overview

Alpine X Inc. (the "**Company,**" "**Alpine-X**," "**we**," "**us**," or "**our**") was incorporated on June 24, 2021 under the laws of the State of Delaware, and is headquartered in McLean, Virginia. We were formed to succeed to the business activities of Alpine X LLC (the "**Predecessor**"), a Virginia limited liability company formed in 2016. During the period from our formation until the June 24, 2021, we did not have any material corporate activity. As a result, the discussion of historical financial statement activity in 2019 and 2020 in this section represents activity of the Predecessor.

We have two classes of shares: Class A Common Stock and Class B Common Stock. Securities to be issued pursuant to this Offering will be shares of our Class A Common Stock. For more details on the rights of the Securities, see our Bylaws attached as Exhibit E and the section "The Offering and the Securities" below.

The majority of our equity is presently owned by the Company's founders, officers, and directors, but as additional shares of our Class A Common Stock are issued pursuant to this Offering, the ownership in the Company of our founders, officers and directors will be diluted. If the maximum amount is raised in this Offering, Investors in this Offering will own approximately 11.1% of the Company.

Year Ended December 31, 2019

Revenue. We had no operating revenues during the year ended December 31, 2019 as we were in our start-up phase. Total revenues for the year ended December 31, 2019 were $871, consisting of sales of Alpine X apparel.

Operating Expenses. Our operating expenses for the year ended December 31, 2019 were $36,615, consisting primarily of legal/professional services – $11,747, equity-based compensation expense – $8,236, public relations expenses – $7,000, and rent expense – $5,000.

Interest Expense. During the year ended December 31, 2019, we incurred $865 of interest expense related to a promissory note issued in August 2019.

Equity in unconsolidated affiliate. Our equity in unconsolidated affiliate expense of $4,293 for the year ended December 31, 2019 represents the Company's share of the net loss incurred by our unconsolidated affiliate, SnowWorld USA, Inc.

Net Loss. Our net loss for the year ended December 31, 2019 was $(41,716).

Year Ended December 31, 2020

Revenue. We had no operating revenues during the year ended December 31, 2020 as we were in our start-up phase. Total revenues for the year ended December 31, 2020 were $156, consisting of sales of Alpine X apparel.

Operating Expenses. Our operating expenses for the year ended December 31, 2020 were $40,690, consisting primarily of public relations expenses – $8,000, equity-based compensation expense – $7,582, travel expense – $7,098, legal/professional services – $6,041, rent expense – $5,200, and insurance expense – $4,374.

Interest Expense. During the year ended December 31, 2020, we incurred $469 of interest expense related to a promissory note issued in August 2019. The holder of this note converted the note principal balance into units of the Predecessor in 2020.

Equity in unconsolidated affiliate. Our equity in unconsolidated affiliate expense of $3,049 for the year ended December 31, 2020 represents the Company's share of the net loss incurred by our unconsolidated affiliate, SnowWorld USA, Inc.

Net Loss. Our net loss for the year ended December 31, 2020 was $(44,191).

Cash and Cash Equivalents

As of December 21, 2021, the Company had an aggregate of $284,000 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

During the year ended December 31, 2019, we had $69,948 of net cash provided by financing activities funding, consisting of $54,948 of member capital contributions and $15,000 of proceeds from the issuance of long-term debt; we used $(4,327) of net cash in operating activities, primarily due to a net loss of $(41,716), partially offset by an increase in accounts payable, non-cash equity-based compensation expense, and a non-cash expense for equity in loss of unconsolidated affiliate; and we used $(76,400) of net cash in investing activities, primarily to fund project development costs.

During the year ended December 31, 2020, we had $355,000 of net cash provided by financing activities funding, consisting of proceeds from the issuance of member units; we used $(49,291) of net cash in operating activities, primarily due to a net loss of $(44,191) and a decrease in accounts payable, partially offset by non-cash equity-based compensation expense and a non-cash expense for equity in loss of unconsolidated affiliate; and we used $(117,147) of net cash in investing activities, primarily to fund project development costs.

Since our inception, we have relied on debt and equity capital raises to fund our operations. During the next 12 months, the Company expects to require approximately $3.5 million to fund operating expenses and project development costs related to the development of our first resort in Fairfax County, Virginia. We intend to fund these cash requirements with a combination of funding from a line of credit provided by one of our stockholders under a $1.0 million line of credit agreement we entered into in May 2021, and this Offering.

Capital Expenditures and Other Obligations

Our plan of operation for the 12 months following the commencement of this Offering is to continue with capital raising and development of our business, with the substantial portion of all capital raised being directed toward the development of our first planned resort in Fairfax County, Virginia. We expect to use most of the proceeds from this Offering toward costs related to the rezoning process for the Fairfax County project. We expect that rezoning process to extend through late 2022. We also intend to use a portion of the proceeds from this Offering to continue to pursue additional sites in the U.S. to develop our indoor snowsports resorts.

We currently project the total development costs of the first phase (consisting of an indoor snowsports facility, hotel, and certain related amenities) of our Fairfax County project to total approximately $230 million. Although we believe the maximum proceeds from this Offering would be sufficient to fund our costs related to the rezoning process for our Fairfax County project, we do not expect the proceeds from the Offering to satisfy our cash requirements indefinitely.

We anticipate raising additional debt and equity capital in the next 1-3 years to fully fund the development of the Fairfax County resort. During that time frame, we do not expect to be able to satisfy our cash requirements through revenues and the proceeds from this Offering alone, and therefore we anticipate that we expect to raise additional capital through the sale of equity securities in additional offerings, or through other methods of obtaining financing

such as through loans or other types of debt. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us, or at all. As we continue to grow the company, develop our Fairfax County resort, and seek additional development opportunities, we expect to continue to incur operating deficits for the foreseeable future.

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Valuation

The Company has ascribed a $40,000,000 pre-Offering valuation to the Company; the Securities are priced arbitrarily. The Company's valuation is based on management's estimated market value of the Company's initial project (based on projected stabilized EBITDA) and two additional projects, discounted to reflect potential execution risk due to uncertainty as to timing, cost estimates, financing, and other factors of those projects.

Material Changes and Other Information

This Form C/A is filed to (i) extend the Offering Deadline to March 31, 2022, (ii) update the Company's outstanding debt balance as of December 23, 2021, and (iii) update the Company's cash and cash equivalents amount as of December 23, 2021.

Trends and Uncertainties

Because we are still in the startup phase and because we have not yet constructed or operated a resort, we are unable to identify any recent trends in revenue or expenses since our latest financial year. As a result, we are unable to identify any known trends, uncertainties, demands, commitments, or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity, or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

The coronavirus pandemic in 2020 and 2021 has created a great deal of uncertainty and economic fallout, with a particularly strong negative impact on some companies focused on leisure, hospitality, and entertainment. In our opinion, it is impossible at present to know all short-term and long-term effects from the coronavirus pandemic and the resulting economic fallout. If we are unable to react to a changing business climate, new laws and regulations that may result, the short-term and long-term effects from the coronavirus pandemic, and the economic fallout it has caused, we could face significant difficulty in executing our plan of operation. Despite this, we believe that the market for our products and services will continue to improve if economic conditions in the United States recover once the pandemic subsides, and if the business prospects improve for companies focused on leisure, hospitality, and entertainment.

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that the Company's preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities at the date of our

financial statements, and our reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of equity transactions and contingencies.

Risks and Uncertainties

We have a limited operating history. Our business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Potential adverse conditions may include: a local, regional, or national recession, downturn, or similar economic decline; local competition; or changes in consumer taste. These adverse conditions could affect our financial condition and the results of our operations.

Concentration of Credit Risk

We maintain our cash with a major financial institution located in the United States of America, which we believe to be creditworthy. The Federal Deposit Insurance Corporation insures customer deposit balances up to $250,000. At times, we may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in our checking account. As of December 31, 2020 and 2019, we had $190,765 and $2,204, respectively, of cash on hand.

Investment in Affiliate

We apply the equity method to investments in affiliated companies and joint ventures. An affiliated company is an entity which is not controlled by us but for which we are able to exert significant influence over the decisions on financial and operating or business policies. If we have 20% or more but no more than 50% of the voting rights of another entity, we are presumed to have significant influence over that entity.

Under the equity method, the investment in an affiliated company or a joint venture is initially recognized at cost and the carrying amount is increased or decreased to recognize our share of the net assets of the affiliated company or the joint venture after the date of acquisition. Our share of the net income of the affiliated company or the joint venture is recognized in the Company's statement of operations. When our share of losses of an affiliated company or a joint venture equals or exceeds our interest in the affiliated company or joint venture, we discontinue recognizing our share of further losses. After our interest in the affiliated company or joint venture is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the affiliated company or joint venture.

Project Development Costs

Project development costs represent those costs related to the acquisition and/or development of our resorts. We follow the requirements of ASC 970 in determining costs to capitalize and record as project development costs.

Fair Value Measurements

US GAAP define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Predecessor was a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income or loss from the Predecessor is reported and taxed to members on their individual tax returns.

We comply with the requirements of ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

We believe that our income tax positions would be sustained on audit and do not anticipate any adjustments that would result in a material change to our financial position.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred or services have been rendered, the sales price was fixed or determinable, and collectability was reasonably assured. For the years ended December 31, 2020 and 2019, our revenue was not material.

Organizational Costs

In accordance with the requirements of ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

We expense advertising costs as they are incurred. Such costs were $30 and $-0- for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

We account for stock-based compensation expense in accordance with ASC 718, Stock Based Compensation. We measure the cost of the employee/director/consultant services received in exchange for an award of equity instruments based on the grant date fair value for the employees and directors and vesting date fair value for consultants of the award. We use the Black-Scholes option pricing model to determine the fair value of options and warrants on the grant date which includes assumptions for expected volatility, risk-free interest rate, dividend yield and estimated

expected term. We use the estimated price of our limited liability company units, as determined by an internal evaluation, to determine the fair value of restricted units. We account for forfeitures as they occur, which may result in the reversal of compensation costs in subsequent periods as the forfeitures arise.

Restricted unit and stock option-based compensation expense of $7,583 and $8,236 for the years ended December 31, 2020 and 2019, respectively, is included in general and administrative expense.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Based on the new standard, lessees recognize lease assets and lease liabilities for leases classified as operating leases under previous U.S. GAAP and disclose qualitative and quantitative information about leasing arrangements with terms longer than 12 months. Adoption of the new standard requires recording right-of-use assets and corresponding lease obligation liabilities for the current operating leases. The standard will become effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to us or (d) are not expected to have a significant impact our financial statements.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Units of Predecessor upon exercise of Warrants	$37	3,748	General corporate purposes	January 1, 2021	Section 4(a)(2) of the Securities Act
Units of Predecessor	$370,000	1,554	General corporate purposes	February-April 2020	Regulation D, Rule 506(B)
Units of Predecessor	$0	2,464	N/A	December 20, 2019	Section 4(a)(2) of the Securities Act
Restricted Units of Predecessor	$0	95	N/A	July 10, 2019	Section 4(a)(2) of the Securities Act
Restricted Units of Predecessor	$0	106	N/A	June 12, 2019	Section 4(a)(2) of the Securities Act
Restricted Units of Predecessor	$0	104	N/A	November 1, 2018	Section 4(a)(2) of the Securities Act

In addition to the items listed above, the Company has issued 119,950 options for the purchase of Class A Common Stock and 137,657 options for the purchase of Class B Common Stock. See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- Issuance in January 2021 to Stone Circle Holdings LLC of Units of Predecessor upon exercise of Warrants, as described in the table above.
- Entering into a $1.0 million line of credit in May 2021 with Stone Circle Holdings LLC as the lender, under a Multi-Draw Promissory Note, as described in the section "*Capitalization, Debt and Ownership*."

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Class A Common Stock (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. A potential purchaser of the Securities is referred to herein as "**Investor**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing since the immediately preceding Initial Closing or Subsequent Closing exceeds two times the amount withdrawn by the Company in the Initial Closing or previous Subsequent Closing, and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will engage an SEC-licensed transfer agent to act as transfer agent and registrar for the Securities.

Minority Holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, Investors in this Offering will have no voting rights and may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company

Investors should understand the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, an angel investment, or similar transaction), employees/consultants exercising stock options, or by conversion of certain instruments (for example, convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an Investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Also, it should be noted that shares have been set aside for the Intermediary, who is entitled to 32,500 Class A Common Shares if the Offering is fully subscribed at $5,000,000 (equal to (a) two percent (2%) of the Securities sold in the Offering for any amounts raised up to $2,000,000 ($0.00-$2,000,000.00), (b) one percent (1%) of the Securities sold in the Offering for any amounts raised exceeding $2,000,000 but not exceeding $4,000,000 ($2,000,000.01-$4,000,000.00), and (c) one half of one percent (0.5%) of the Securities sold in the Offering for any amounts raised exceeding $4,000,000 but not exceeding $5,000,000 ($4,000,000.01-$5,000,000.00)). All such additional shares, once issued, will cause additional dilution to investors in this Offering.

Should only the minimum Offering amount be met, shares have been set aside for the Intermediary, who would be entitled to 250 Class A Common Shares if the Offering is subscribed at $25,000 (2% equity for each dollar raised).

The Company has granted or agreed to grant stock options to purchase our Class A Common Stock and our Class B Common Stock to various advisors, consultants, and service providers. If executed, these options would total an additional 119,950 shares of Class A Common Stock in addition to the 2,550,000 Class A Common Stock shares currently issued and outstanding, would total an additional 137,657 shares of Class B Common Stock in addition to the 17,450,000 Class B Common Stock shares currently issued and outstanding, and would provide additional dilution to all shareholders.

The Company may authorize an Equity Incentive Plan, Employee Stock Option Plan, and/or other similar equity-based compensation plans at various times in the future. The purpose of said plans would be to set aside a pool of stock to be used for employee or contractor incentives, to be used in exchange for services, to attract executives or key employees and for any other lawful purpose. The establishment of one or more plans would create dilution for all shareholders when equity reserved for said plan is granted.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. “Member of the family” as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company’s competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the offering, the issuer shall pay to the Intermediary a fee of (a) six percent (6%) of any amounts raised in the Offering up to $2,000,000 ($0.00-$2,000,000.00), (b) four percent (4%) of any amounts raised in the Offering exceeding $2,000,000 but not exceeding $4,000,000 ($2,000,000.01-$4,000,000.00), and (c) three percent (3%) of any amounts raised in the Offering exceeding $4,000,000 but not exceeding $5,000,000 ($4,000,000.01 - $5,000,000.00).

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of Securities equal to (a) two percent (2%) of the Securities sold in the Offering for any amounts raised up to $2,000,000 ($0.00-$2,000,000.00), (b) one percent (1%) of the Securities sold in the Offering for any amounts raised exceeding $2,000,000 but not exceeding $4,000,000 ($2,000,000.01-$4,000,000.00), and (c) one half of one percent (0.5%) of the Securities sold in the Offering for any amounts raised exceeding $4,000,000 but not exceeding $5,000,000 ($4,000,000.01-$5,000,000.00).

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The

Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C/A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Emery
(Signature)

John Emery
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Emery
(Signature)

John Emery
(Name)

Principal Executive Officer
(Title)

December 23, 2021
(Date)

/s/ James A. Calder
(Signature)

James A. Calder
(Name)

Principal Financial Officer & Principal Accounting Officer
(Title)

December 23, 2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page found on Intermediary's Portal.

EXHIBIT C

Subscription Agreement

EXHIBIT D

Video Transcript

EXHIBIT E

Bylaws

EXHIBIT F

Disclaimers

Alpine X LLC

(a Virginia Limited Liability Company)

Audited Financial Statements

Period of January 1, 2019 through December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Alpine X LLC

Table of Contents

TaxDrop

Independent Auditor's Report

April 14, 2021
To: Board of Directors of Alpine X LLC
Attn: Jim Calder, CFO
Re: 2020 and 2019 Financial Statement Audit – Alpine X LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Alpine X LLC, which comprise the balance sheets as of December 31, 2019 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Alpine X LLC as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Alpine X LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1 and 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Armed Forces Brewing Company Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Alpine X LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Alpine X LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

/s/ TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 14, 2021

ALPINE X LLC
BALANCE SHEETS
December 31, 2020 and December 31, 2019
(Audited)

ASSETS	**2020**	**2019**
Current Assets:		
Cash and cash equivalents	$190,765	$2,204
Prepaid expenses	978	-
Total Current Assets	191,743	2,204
Investment in and advances to affiliate	10,045	7,033
Project development costs	227,733	117,287
Other assets	1,482	842
TOTAL ASSETS	$431,003	$127,365
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	$10,107	$24,860
Total Current Liabilities	10,107	24,860
Long term liabilities:		
Long-term debt	-	15,000
TOTAL LIABILITIES	10,107	39,860
Members' Equity:		
Members' units, 14,304 and 12,750 units issued and outstanding at December 31, 2020 and 2019	521,468	151,468
Members' capital – equity-based compensation expense	15,818	8,236
Accumulated deficit	(116,390)	(72,199)
Total Members' Equity	420,896	87,505
TOTAL LIABILITIES AND MEMBERS' EQUITY	$431,003	$127,365

See accompanying notes to financial statements.

ALPINE X LLC
STATEMENTS OF OPERATIONS
Years Ended December 31, 2020 and 2019
(Audited)

	2020	**2019**
Revenues	$156	$871
Cost of goods sold	139	814
Gross Profit	17	57
Operating Expenses:		
General and administrative	40,690	36,615
Total Operating Expenses	40,690	36,615
Operating Income (Loss)	(40,673)	(36,558)
Interest Expense	469	865
Equity in unconsolidated affiliate	3,049	4,293
Net Loss	$(44,191)	$(41,716)

See accompanying notes to financial statements.

ALPINE X LLC
STATEMENT OF MEMBERS' EQUITY
Years Ended December 31, 2020 and 2019
(Audited)

	Members' Units (#)	Members' Units ($)	Members' Capital – Equity-Based Compensation	Accumulated Deficit	Total Members' Equity
Balance, January, 1, 2019	12,445	$96,520	$ -	$(30,483)	$66,037
Member Capital Contributions	-	54,948	-	-	54,948
Equity-Based Compensation	305	-	8,236	-	8,236
Net Loss	-	--	-	(41,716)	(41,716)
Balance, December, 31, 2019	12,750	151,468	8,236	(72,199)	87,505
Issuance of Units	1,554	370,000	-	-	370,000
Equity-Based Compensation	-	-	7,582	-	7,582
Net Loss	-	-	-	(44,191)	(44,191)
Balance, December, 31, 2020	14,304	$521,468	$15,818	$(116,390)	$420,896

See accompanying notes to financial statements.

ALPINE X LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Audited)

	2020	2019
Operating Activities:		
Net Loss	$(44,191)	$(41,716)
Adjustments to reconcile net loss to net cash provided by operations:		
Non-cash equity-based compensation expense	7,582	8,236
Equity in loss of unconsolidated affiliate	3,049	4,293
Changes in operating assets and liabilities:		
Prepaid expenses	(978)	-
Accounts payable	(14,753)	24,860
Net cash used in operating activities	(49,291)	(4,327)
Investing Activities		
Investment in and advances to affiliates	(6,061)	(3,622)
Project development costs	(110,446)	(72,322)
Purchases of other assets	(640)	(456)
Net cash used in investing activities	(117,147)	(76,400)
Financing Activities		
Issuance of member units	355,000	-
Issuance of long-term debt	-	15,000
Member capital contributions	-	54,948
Net cash provided by financing activities	355,000	69,948
Net increase (decrease) in cash and cash equivalents	188,562	(10,779)
Cash and cash equivalents at beginning of year	2,203	12,982
Cash and cash equivalents at end of year	$190,765	$2,203
Supplemental cash flow information:		
Cash paid for interest	$1,334	$ -
Non-cash items:		
Conversion of long-term debt to membership units	$15,000	

See accompanying notes to financial statements.

ALPINE X LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Alpine X LLC (referred to in these notes to financial statements as the “Company”, “we”, “us”, and “our”) was formed as a limited liability company in Virginia on June 21, 2016. We are a developer and operator of indoor snowsports resorts. Our headquarters are in McLean, Virginia.

Since its inception, the Company has relied on capital raises to fund its operations. For the year ended December 31, 2020, the Company used cash in operations and will likely incur additional losses and negative cash flow from operations prior to the development and opening of its first resort property. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 7). During the next 12 months, the Company intends to fund its operations with funding from a line of credit provided by one of its Members and a crowdfunding offering (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of equity transactions and contingencies.

Risks and Uncertainties

We have a limited operating history. Our business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's

control could cause fluctuations in these conditions. Potential adverse conditions may include: a local, regional, or national recession, downturn, or similar economic decline; local competition; or changes in consumer taste. These adverse conditions could affect our financial condition and the results of our operations.

Concentration of Credit Risk

We maintain our cash with a major financial institution located in the United States of America, which we believe to be creditworthy. The Federal Deposit Insurance Corporation insures customer deposit balances up to $250,000. At times, we may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in our checking account. As of December 31, 2020 and 2019, we had $190,765 and $2,204, respectively, of cash on hand.

Investment in Affiliate

We apply the equity method to investments in affiliated companies and joint ventures. An affiliated company is an entity which is not controlled by us but for which we are able to exert significant influence over the decisions on financial and operating or business policies. If we have 20% or more but no more than 50% of the voting rights of another entity, we are presumed to have significant influence over that entity.

Under the equity method, the investment in an affiliated company or a joint venture is initially recognized at cost and the carrying amount is increased or decreased to recognize our share of the net assets of the affiliated company or the joint venture after the date of acquisition. Our share of the net income of the affiliated company or the joint venture is recognized in the Company's statement of operations. When our share of losses of an affiliated company or a joint venture equals or exceeds our interest in the affiliated company or joint venture, we discontinue recognizing our share of further losses. After our interest in the affiliated company or joint venture is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the affiliated company or joint venture.

Project Development Costs

Project development costs represent those costs related to the acquisition and/or development of our resorts. We follow the requirements of ASC 970 in determining costs to capitalize and record as project development costs.

Fair Value Measurements

US GAAP define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

We are a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to our members. Therefore, no provision for income tax has been recorded in the financial statements. Income or loss from the Company is reported and taxed to members on their individual tax returns.

We comply with the requirements of ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

We believe that our income tax positions would be sustained on audit and do not anticipate any adjustments that would result in a material change to our financial position.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred or services have been rendered, the sales price was fixed or determinable, and collectability was reasonably assured. For the years ended December 31, 2020 and 2019, our revenue was not material.

Organizational Costs

In accordance with the requirements of ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

We expense advertising costs as they are incurred. Such costs were $30 and $-0- for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

We account for stock-based compensation expense in accordance with ASC 718, Stock Based Compensation. We measure the cost of the employee/director/consultant services received in exchange for an award of equity instruments based on the grant date fair value for the employees and directors and vesting date fair value for consultants of the award. We use the Black-Scholes option pricing model to determine the fair value of options and warrants on the grant date which includes assumptions for expected volatility, risk-free interest rate, dividend yield and estimated expected term. We use the estimated price of our limited liability company units, as determined by an internal evaluation, to determine the fair value of restricted units. We account for forfeitures as they occur, which may result in the reversal of compensation costs in subsequent periods as the forfeitures arise.

Restricted unit and stock option-based compensation expense of $7,583 and $8,236 for the years ended December 31, 2020 and 2019, respectively, is included in general and administrative expense.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Based on the new standard, lessees recognize lease assets and lease liabilities for leases classified as operating leases under previous U.S. GAAP and disclose qualitative and quantitative information about leasing arrangements with terms longer than 12 months. Adoption of the new standard requires recording right-of-use assets and corresponding lease obligation liabilities for the current operating leases. The standard will become effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to us or (d) are not expected to have a significant impact our financial statements.

NOTE 3 – INVESTMENT IN AFFILIATE

We have an investment in SnowWorld USA, Inc. ("SWUSA"), an unconsolidated joint venture with SnowWorld International BV ("SWBV"), a subsidiary of SnowWorld N.V., a Dutch company that operates several indoor ski facilities in Europe. This joint venture is a corporation. We are a shareholder of SWUSA with a 50% ownership interest, and SWBV has the remaining 50% ownership interest. The joint venture was formed in 2018 to develop indoor ski resorts in North America, but has had no material operations since its formation.

For the years ended December 31, 2020 and 2019, we recognized $3,049 and $4,293, respectively, as a loss on equity investment related to our investment in SWUSA.

As of December 31, 2020, we have made combined expenditures for and equity contributions to SWUSA of $25,091, net of repayments. We did not make any capital contributions to SWUSA for the years ended December 31, 2020 and 2019.

We have receivables from SWUSA of $10,045 and $7,015 as of December 31, 2020 and 2019, respectively, that relates to expenses we have paid for the joint venture on behalf of SWBV.

The summarized financial information presented below reflects the financial information of SWUSA as of and for the year ended December 31 of each year.

	2020	**2019**
Revenue	$-0-	$-0-
Net Loss	$(6,097)	$(8,586)
Assets	$-0-	$36
Liabilities	$20,091	$14,030
Net Equity	$(20,090)	$(13,994)

NOTE 4 – LONG-TERM DEBT

In August 2019 we issued a promissory in the amount of $15,000 with a maturity date of August 13, 2021, accruing interest at 15.39% per annum. The principal balance of the note was converted by the holder into units of the Company in conjunction with our sale of units in 2020 (see Note 5).

NOTE 5 – MEMBERS' EQUITY

Member Capital Contributions

During 2019, our Members contributed $54,948 of capital contributions as a result of capital calls initiated on the Members.

Sale of Units

During 2020, we issued 1,554 units in an equity offering at $238.10 per unit, for an aggregate sales price of $370,000.

Equity-Based Compensation

During 2019, we issued 305 restricted units to advisors. These restricted units vest over periods through 2021. We recognize compensation expense on grants of unit-based compensation awards on a straight-line basis over the requisite service period of each award recipient. For the years ended December 31, 2020 and 2019, we recognized compensation expense and the related increase in members' equity related to these restricted units of $6,051 and $8,236, respectively. As of December 31, 2020, total unrecognized compensation cost related to these restricted units was $1,115, which we expect to recognize in 2021.

During 2020, we granted to an advisor non-qualified stock options to purchase 140 of our units at $238.10 per unit, a price equal to the estimated fair market value of our units on the grant date. These stock options expire five years from the grant date and vest ratably over two years. We recorded stock option expense of $1,531 related to these stock options for the year ended December 31, 2020. We determined the fair value of these stock options using a Black-Scholes Option Pricing Model with the following assumptions:

Expected Term	5 years
Risk-Free Interest Rate	0.28%
Volatility	42.19%
Dividend Yield	0.00%

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 (see Note 8 – Subsequent Events).

We lease office space on a month-to-month basis under a sublease arrangement with one of our Members. Total rent expense was $5,200 and $5,000 for the years ended December 31, 2020 and 2019, respectively.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2016 and has incurred losses since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Conversion to Corporation

In April 2021, we began a plan to convert from a limited liability company to a corporation (the "Corporation"). We plan to file the conversion plan in Delaware. After the conversion, the Corporation will have 99,000,000 authorized shares of common stock, par value $0.0001, and 1,000,000 authorized shares of preferred stock, par value $0.0001.

Issuance of Warrants

In January 2021, we issued to one of our Members a warrant to purchase 3,748 of our units at $0.01 per unit. These warrants vested immediately. We will record non-cash equity-based compensation expense of $38,230 related to these warrants for the year ending December 31, 2021. We determined the fair value of these warrants using a Black-Scholes Option Pricing Model with the following assumptions:

Expected Term	10 years
Risk-Free Interest Rate	0.93%
Volatility	35.28%
Dividend Yield	0.00%

Line of Credit

In May 2021, we entered into a line of credit agreement with one of our Members. We issued a multi-draw promissory note that allows us to take cumulative net principal advances under the note up to $1,000,000. Advance amounts and the interest rate on each advance are subject to the mutual agreement of us and the lender. All outstanding advances and accrued interest are due on the earlier of (a) May 6, 2022 or (b) the date on which our cumulative gross proceeds from any future capital-raising transaction or transactions (other than advances taken on the note) exceeds $2,000,000.00.

COVID-19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Securities Offering

The Corporation is offering up to 2,500,000 shares of Class A common equity for $2.00 per share in a securities offering planned to be exempt from SEC registration under Regulation Crowdfunding. The Company has engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.

Management's Evaluation

Management has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Republic

Company Name	Alpine-X
Logo	Alpine-X
Headline	Invest in indoor snowsports resorts throughout North America!
Slides	
Tags	Entertainment, B2C, Travel & hospitality, Tech-free, Power Founders, Startups

Pitch text

Summary

- Year-round mountain and snowsports resorts in major market destinations
- Resorts include skiing, snowboarding, hotel, restaurant/bars, and more
- Convenient, affordable, accessible, inclusive entertainment destinations
- First development is a $200M+ complex planned for Washington, DC metro area
- CEO & CFO held same positions at Great Wolf Resorts
- Planned expansion to multiple major markets across the US
- $50B+ market for US snowsports resorts and family entertainment industries

Problem

Snowsports are too inaccessible, costly, and seasonal

Traditional outdoor snowsports locations are **expensive** to visit, **geographically restrictive**, and dependent on **unpredictable weather** conditions. For many people, this means they will never have the opportunity to ski, snowboard, or simply enjoy snow tubing or snow play! Alpine-X solves these issues and eliminates the challenges of cost, geography, and seasonality associated with traditional snowsports.

Solution

Snowsports (and snow fun) for everyone

At Alpine-X, our mission is to **bring the mountain to you** while delivering a fun, safe, consistent, and healthy entertainment experience. We develop indoor snowsports resorts that provide an authentic Alpine experience for **beginners to competitive-level skiers and boarders**, while making participation **inclusive, accessible, convenient, and affordable** for everyone. Guests can have a great time, whether they're on the slopes, playing in the snow, enjoying the adventure center, or drinking a craft beer at the base of the mountain!



Product

Year-round indoor skiing/snowboarding resorts in major market destinations

Worldwide, there are more than 110 indoor skiing & snowboarding facilities — with no indoor resorts in the US. Alpine-X is the first to develop these resorts in the US, creating safe, health-focused, and fun activities for the entire community. The Alpine-X experience includes **recreation through competitive skiing and snowboarding** in ideal conditions, every day of the year, as well as snow play areas and multiple other activities. Through innovative land use and architecture, collaboration with local organizations, and a strong sense of environmental responsibility, we strive to **create financially and environmentally sustainable properties**.

All Alpine-X resorts will include:

- Indoor snowsports area with alpine slope and terrain park
- Snow play area and non-skilled activities such as tubing
- Full-service equipment rental including cold-weather wear and snowsports/snow play gear
- Ski and snowboard lessons for beginners and more advanced skiers
- Chairlift(s) and other options to access the ski area
- Upscale hotel with resort amenities
- Corporate meeting facilities
- Restaurants and bars
- Camps and competitive team training
- Adaptive snowsports experiences
- Outfitters and retail shops
- Other novel and unique entertainment options

Disclaimer: The images used throughtout this page and in other marketing materials for Alpine-X are representative in nature and are meant to highlight indoor snowsports. Alpine X Inc. has not yet built any such facilities in the North American market. Images of indoor snowsports facilities and other amenities may include stock images or other promotional or marketing images that depict such facilities and amenities.



Potential additional features:

- Mountain coaster
- Ropes course
- Zip lines
- Biking, walking, and jogging trails
- Party and event space

Traction

Alpine-X has selected its first location

Fairfax Peak is Alpine-X's first location serving the Washington, DC area. This **$200M+ resort** is expected to have **750K+ annual visitors**. We intend to develop a **200+ acre site** owned by Fairfax County through a public-private partnership.

Over 10M people live within a two-hour drive of Fairfax Peak and the population within 200 miles is nearly 32.5M.


Preliminary artist's renderings, may not reflect the final design

Part of the proceeds from this crowdfunding raise will be used for development costs over the next 18 months for Fairfax Peak. We anticipate raising additional debt/equity capital to fully fund development. Our management team is experienced in securing capital for similar projects — we will use that expertise to secure the funding for this resort.

Alpine-X

Projected Timeline for Fairfax Peak


2020
Initial Agreement Executed with Fairfax County
November 2020
2021
Submit Zoning Package
Finalize Due Diligence and Create Initial Plans
2022
Zoning Review
Public Hearings
2023
Building Permit Issued
Construction Begins
2024 - 2025
Facility Opens

Alpine-X has secured prominent media attention from national and prominent press sources including:

Forbes

WASHINGTON BUSINESS JOURNAL

SKI

WASHINGTONIAN

Alpine-X has assembled a team of engineers, land use experts, resort operators, marketing/PR experts, developers, and others. This team includes:

SCS ENGINEERS Environmental Consultants and Contractors | christopher consultants | DLA PIPER

wsp | edsa | MAG·PR mooring advisory group

Customers

Community, adventure, and experience

Alpine-X's core values are centered around creating enduring positive memories while strengthening community bonds to allow families and groups to **share different experiences together.**
To do that, we:

- Ensure all activities and experiences are **high-quality** and **provide value** for our guests
- Offer a **wide range of guest experiences** to ensure each guest is entertained and delighted by their visit
- Provide low- and no-skill activities to **complement the indoor snowsports experience** and enhance each guest's overall experience
- Incorporate free and low-cost activities as a part of the overall resort design to **promote inclusion** for the entire community
- Offer a **broad range** of activities and experiences to encourage return visits
- Deliver a **safe, clean environment** for each activity and experience

Our target demographic is the entire community as we offer accessibility, affordability, and a variety of experiences!

Business Model

Building long-term, sustainable growth & value

Our business model creates and grows value by:

- Establishing and building our brand and resort management business
- Developing and operating our resorts
- Owning real estate (directly or through joint ventures)
- Creating a national footprint of branded locations (similar to Great Wolf Resorts, TopGolf, and other entertainment options)

Alpine-X **owns all brand names and operating rights**, and maintains ownership of our resorts' architectural/design elements. We currently **own all of the equity** in the Fairfax Peak project and maintain ownership of our resorts' architectural/design elements. Resorts will either be **wholly owned, joint ventures, or licensed**, depending on the various opportunities in specific markets.

Our potential revenue streams include the following:

- Selling lift tickets and admissions, booking hotel rooms, operating multiple food & beverage outlets, and offering other attractions throughout the resorts
- Development fees for participating in building other resorts
- Financing fees for raising capital for resorts
- Distributions from resorts' operating cash flows to equity owners
- Licensing fees for branding resorts
- Management fees for operating resorts

Market

US snowsports resorts & family entertainment is a $50B+ market

Snowsports resorts in the US
Revenue for snowsports resorts totaled **$3.8B** in 2019

Snowsports resorts in the US generated revenue totaling nearly **$3.8B in 2019** and have a **projected CAGR of 10.6%** from 2020 to 2025. Alpine-X plans to capitalize on this growth and scale its business.

Family entertainment in the US
The family entertainment market generated revenue over **$46B** in 2019

This market includes destinations such as driving ranges, family fun centers, entertainment complexes, and amusement parks. These venues are expected to see steady growth in revenue as customers continue to value convenient and accessible entertainment options. Alpine-X will serve a similar target market, specifically families and groups of people. These markets in the US generated revenue totaling **$46.7B in 2019** and have a **projected CAGR of 12.1%** from 2020 to 2025.

Competition

Alpine-X is one-of-a-kind

Alpine-X is a first mover in North America as the only developer of indoor resorts at a similar scope and scale. We will lead in providing **accessible, affordable, and convenient snowsports** opportunities.

We've crafted a **highly repeatable experience** that meets a proven demand for high-quality family/group entertainment. We plan to partner with and **act as a feeder to traditional mountain resorts**, while adding new onsite attractions to drive growth. Alpine-X aims to redefine traditional avenues to access skiing and snowboarding.

While not all of them are competitors, **more than 110** indoor snowsports facilities exist worldwide.

Some notable ones include Ski Dubai (UAE), SnowWorld (Netherlands), Snowplanet (New Zealand), and Big Snow American Dream which is not a dedicated resort, but does offer indoor snowsports.

Indoor Snowsports Comparison Chart

	Alpine-X	BIG SNOW AT AMERICAN DREAM	SKI DUBAI
Indoor Snowsports on Real Snow	✓	✓	✓
Attached Full-Service Hotel	✓	✗	✗
Full-Service Equipment Rentals	✓	✓	✓
Sufficient Length for Competitions	✓	✗	✗
Multiple Restaurants and Bars Onsite	✓	✗	✗
Camps, Schools, and Competitive Teams	✓	✗	✗
Dedicated Snowplay Area	✓	✗	✓
Close to Major Population Centers	✓	✓	✓
Offers Low- and No-Skill Activities	✓	✗	✓
Offers Meeting and Conference Space	✓	✗	✗
Accessible and Affordable	✓	✓	✗
Open 365 Days Per Year	✓	✓	✓
Lessons for All Skill Levels	✓	✗	✓
Resort Amenities	✓	✗	✗

Vision

Targeting major North American market destinations

Fairfax Peak is expected to be Alpine-X's first location in North America. We're planning to **expand to multiple major North American markets** and are currently in discussions for a few of our next potential locations. At each of these locations, we will create upscale, branded experiences and build world-class, year-round snow/mountain sports resorts. These will either be wholly owned, joint ventures, or licensed, depending on the various opportunities in specific markets. Our aim is for guests to be able to take a snow day in the summer or a ski holiday for a few hours at one of our many future resorts.



Alpine-X
Goal to Expand to Multiple Locations Throughout North America

Investors

Raising capital to support our growth plans and foster inclusion

While we are actively developing our Washington, DC area resort, we are also targeting new locations throughout North America to continue bringing the mountain to those who love to participate in snowsports, as well as those who have never experienced snow before. **For less than the cost of a day of skiing or snowboarding outdoors, your investment in Alpine-X is an ownership stake in the company's brand and its resorts.**

Company Ethos
Our mantra and ethos is **"Own Your Mountain."** Alpine-X is currently raising capital to offer our guests and supporters an opportunity to own a piece of their entertainment experience while also supporting our North American growth plans.

Company Vision
Our vision is "Snowsports (and snow fun) for everyone." A key component of Alpine-X's strategy and goal of raising capital is to further bring snow-sports to the people - for less than the cost of a day of skiing or snowboarding at most outdoor resorts in the US, you can own a piece of Alpine-X!

Become an **Alpine-X Snow Mogul** by investing today to help bring our vision of inclusive snowsports to millions of people throughout North America!

Founders

The right team for the job

The Alpine-X founding team comprises seasoned entrepreneurs with vast experience and diverse skills across many disciplines. We have a common goal: to develop unique experience-based sports entertainment destinations that capture the imagination, invigorate the senses, and build memories for groups and families.

John Emery | CEO
John Emery is an experienced international consumer-sector executive with a career spanning more than 30 years. John has been the leader and a catalyst for growth for a series of consumer, lifestyle real estate, and hospitality companies over the course of his career. Prior to joining Alpine-X as an investor and CEO, John co-founded Stone Circle Holdings LLC, a private equity firm

Circle Holdings LLC, a private equity firm, was CEO of Great Wolf Resorts, Inc. (NASDAQ: WOLF), was President of Interstate Hotels and Resorts, Inc. (NYSE: IHR) and launched his career at Deloitte.

Jim Calder | CFO

Jim Calder has more than 35 years of financial experience as an executive in public and private companies and a demonstrated history of success in growing real estate and hospitality companies. Prior to joining Alpine-X as an investor and CFO, Jim was a member of Stone Circle Holdings LLC, a private equity firm, CFO of Great Wolf Resorts, Inc. (NASDAQ: WOLF), CFO of Interstate Hotels and Resorts (NYSE: IHR), was Senior Vice President and Corporate Controller at ICF Kaiser, Inc. (NYSE: ICF), and started his career as an auditor at Deloitte.

Niels ten Berge | CDO

As Chief Development Officer of Alpine-X, Niels ten Berge envisions bringing the indoor snowsports experience to the U.S. so that families like his own can enjoy convenient, well-designed, affordable, year-round snowsports, all in a fun and safe environment.

Since helping to found Alpine-X in 2016 and leading the company's development efforts, Niels has worked closely with all team members and stakeholders in Alpine-X's Fairfax Peak project.

Jeff Hokenson | Founder

Jeffrey Hokenson, founder and CEO of the Hokenson Group Inc., creates, invests in, works with, and grows portfolio companies in multiple sectors, including Digital Technology, Finance, Clean/Green Technologies, and Active Lifestyle and Entertainment.

Bradley Ryan | Founder

Bradley Ryan is an experienced entrepreneur who has operated across a number of different industries throughout his career. Brad has been involved in starting and managing business operations in technology and entertainment as well as consulting with a diverse set of businesses worldwide.

Hank Isaac | Founder

Hank Isaac leads creative and branding initiatives at Alpine-X. He has been a regarded as an insightful leader in the branding and digital space in the Washington DC area for more than 20 years, leading teams at both large creative agencies and small boutique firms.

Mike Chervenic | Founder

Mike Chervenic is a hands-on business builder with 30+ years of success in the engineering, technology, and professional services industries. He has launched three companies and helped scores of C-Level leaders from global health care, technology, sports and entertainment, and public sector clients identify and implement sustainable growth, profitability, and mission effectiveness break-throughs.

Tom Arehart | Founder

Tom Arehart is a proven entrepreneur with 28 years of business experience. His expertise has focused on the real estate and sports-recreation industries. Tom is the founder of The Tom Team LLC, a highly successful real estate firm serving the Washington, DC, metropolitan area.

Team

Jim Calder	CFO
John Emery	CEO
Niels ten Berge	CDO
Jeffrey Hokenson	Founder
Bradley Ryan	Founder
Hank Isaac	Founder
Michael Chervenic	Founder
Nina Pfister	Public Relations - MAG-PR
Lauren Gill	Public Relations - MAG-PR
Tom Scheffer	Advisor/Former GM Ski Dubai
An Phung	Director of Accounting
Tom Arehart	Founder

Perks

$100	$100 in Equity in Alpine-X Invitations to special events Discounts on lift tickets/equipment rentals. hotel stays, and merchandise Early access to special events and offers Exclusive coupons and offers from local ski shops and resort partners Giveaways and chances to win lift tickets and gear Receive the Alpine-X Club Welcome Kit and a Snow Moguls badge Recognition on the Snow Moguls website as a Founding Owner (optional, your privacy is always protected with us)
$250	All bonus perks above + $250 in Equity in Alpine-X Alpine-X Hat Alpine-X Magnet
$500	All bonus perks above + $500 in Equity in Alpine-X Alpine-X Beanie Free lift ticket Limited Edition Snow Moguls Sticker
$1,000	All bonus perks above + $1,000 in Equity in Alpine-X Additional free lift ticket (two total) Alpine-X T-Shirt
$2,500	All bonus perks above + $2,500 in Equity in Alpine-X Alpine-X Golf Shirt Pre-Opening Tour of Alpine-X Site (Variable Locations) Additional two free lift tickets (four total)
$5,000	All bonus perks above + $5,000 in Equity in Alpine-X Alpine-X Pullover or Fleece
$10,000	All bonus perks above + $10,000 in Equity in Alpine-X Q&A with Founders via Online Video Meeting
$50,000	All bonus perks above + $50,000 in Equity in Alpine-X One free annual pass (restrictions may apply) First tracks on day of Grand Opening
$100,000	All bonus perks above + $100,000 in Equity in Alpine-X Alpine-X Branded Ski Jacket One additional free annual pass (two passes total) (restrictions may apply) Pre-opening event before Grand Opening with ski and snowboard runs Private ski or snowboarding session and après ski with special guests

FAQ

Will your resorts have real snow?	Yes! We'll be making real snow for our enormous indoor snow area every day, year-round.
I've never been on skis or a snowboard before. Is your facility for me?	Absolutely! Our message is "Snowsports for Everyone" and we believe in offering a fun snowsports experience to every guest. Our indoor snow area will have a dedicated teaching/learning area, so even if you've never been on skis or a board before, you'll have a comfortable, safe environment to learn the ropes and prepare to tackle the slopes!
It's the middle of summer and I don't feel like bringing all my winter gear to your resort. What should I do?	No problem! Whether it's winter, spring, summer or fall, you can choose to leave all your gear at home. We'll have a full-services rental facility within the resort, so you can easily get anything you might need (skis, snowboard, boots, hat, gloves, etc.) to step into the snowdome and enjoy the slopes! Of course, if you're more comfortable using your own gear, please bring it along and enjoy the slopes using that!
What's the price for a visit to your indoor snowdome?	Our pricing is designed to be more affordable than a visit to a typical outdoor ski location, and, when you couple that with the convenience our resorts offer, we think it presents a great value for any snowsports enthusiast. As we get closer to opening, we will begin publishing pricing, however, we anticipate offering a variable pricing model with lower cost pricing during lower demand periods, and higher pricing during premium periods. At the end of the day, we want to make sure that anyone who wants the opportunity to participate in snowsports can, and our pricing will reflect that!
I'm not interested in learning to ski or snowboard -- is there something at your resort for me?	You bet! Our goal is to provide a wide range of experiences in all parts of our resorts -- within the snowdome, as well as other indoor and outdoor areas around the resort. If you're not a skier or boarder, that's not a problem -- we have lots for you to do. If you still want a winter experience, you can enjoy our snow play area with tubing and frolicking in a winter wonderland. If you want to keep it on the warmer side, we'll have several food and beverage outlets, an indoor adventure area, retail shops, and other fun things to do. Outside, we'll offer activities such as a gravity-powered mountain coaster, zip lines, community gathering spaces, and hiking/biking trails for you to enjoy.
Will I need to stay overnight in the hotel to use the snowdome?	Our attached hotel is a complement to the indoor snowdome experience, but you're not required to stay there to use the snowdome. We're designing our resort for a visit of a few hours or a few days, depending on each guest's time and budget. And, your hotel room can be a great basecamp for you or your family to use to enjoy other attractions near our resort. For example, our Fairfax Peak resort will be located a short driving distance from numerous historical sites and attractions in the Washington, DC area. You can tour all day, and then come back, hit the slopes, and

	enjoy some après-ski time in our restaurants and shops.
My kids want to ski but all I want to do is watch them. Is there a way for me to do that?	Sure! If you're not a skier or boarder but other people in your family/group are, you can purchase a pass to use the snow play area and enjoy that. Or, if you prefer warmer activities, our resort will be designed with numerous panoramic views into the snowdome area. You can choose to get a meal, relax with a beverage, or simply pull up a chair and people-watch the skiers, boarders, and others in the snowdome!
When I enter the snowdome, how do I get to the top of the slopes to start skiing/snowboarding?	It's easy! Similar to outdoor snowsports locations, we'll offer a couple different vertical transportation options to get you to the top of the slopes to begin your experience. If you've visited outdoor ski resorts, you'll see things you know well, like a chair lift and other transport items, like a magic carpet belt and/or a J-bar, to get you up the slopes. You can choose what works best for you!
What's the temperature inside your snowdome?	We maintain a constant temperature of 28 F (or -2 C) inside the snowdome, to ensure the best guest experience possible. Plus, our indoor slope eliminates concerns about wind, sun glare, and other potential outdoor distractions, all to provide you with a great trip down the slopes, every time!
Is everything within your entire resort easy to access?	Yes! We're working with master planners, architects, engineers, and other professionals with tremendous experience in designing family/group resorts. Everything will be easily accessible to you and your family/group to enjoy!
Can I come just to watch people ski/snowboard?	Of course! Our resort is open to everyone and easily accessible to those in the metro area we serve. Come on by, enjoy a walk around our basecamp area, and enjoy watching others hitting the slopes!
Do you offer space for my group function?	Certainly! We're designing flexible meeting space suitable for all types of group events, including birthday parties, reunions, clubs, and other get-togethers.
If it is going to cost $200 million or more to build the resort, how do you plan to raise money beyond the $5 million from this crowdfund?	Alpine-X plans to utilize a combination of existing equity and raised capital for each resort developed. Our current equity offering is an investment in our brand and management company as well as some of the initial development and design costs for our Fairfax location. The construction of our Fairfax location will be funded by existing Alpine-X equity along with institutional or other capital (debt and equity), as appropriate. The Crowdfunding campaign is not just for the opportunity to raise money, but also a part of making snowsports as a whole more inclusive. By doing this type of campaign prior to raising institutional funds, we are making snowsports not only more equitable in terms of access, but also in terms of ownership. We're building resorts for the entire community, and now the entire community can participate in the ownership of those resorts.
How do I apply for a job at one of your resorts?	We're currently in the development phase of our first resort. As we build the resort and get closer to opening day, we'll begin hiring for hundreds of positions in all areas of the resort – in the snowdome, hotel, restaurants, other attractions, and throughout the entire complex. We expect to hold job fairs to advertise and recruit many members of the community to become team members and join in our mission to provide Snowsports for Everyone, and a great experience to every guest. When we get closer to hiring for each resort, we'll have announcements on our website (www.alpine-x.com) and our social media channels, so stay tuned!
What are your hotel rooms like?	Our hotel attached to the resort will be an upscale hotel, comparable in quality to hotels at other family resorts like indoor waterparks. Rooms will be designed in a number of styles to comfortably accomodate up to 6 guests. And, we'll offer some special perks for our hotel guests that can give them benefits like extended hours of access to the snowdome, discounts for food and beverage, and other items.
What are the dimensions of your slopes?	Each of our resorts may be designed a bit differently, so exact measurements will depend on which resort you visit. Within the snowdome, each resort will offer multiple slopes to provide great experiences whether you are a beginner, an intermediate-level participant, or an expert. Generally, the vertical drop we offer is on par with, and even longer than, quite a few ski resorts elsewhere in the U.S. such as Timber Ridge, Sapphire Valley, Christmas Mountain, Brantling Ski Slopes, Alpine Valley Ski Area, Lost Valley, Buena Vista Ski Resort, Swiss Valley, Wilmot Mountain, Snow Snake Mountain, Mt. Holiday Ski Area, and many others.
It looks like your Fairfax Peak resort is being built on a closed landfill. How does that work?	It's exciting! Innovative reuse of landfills is a growing trend and repurposing landfills that have been capped and closed offers a reuse of otherwise unproductive land to benefit the entire community. We have engaged a team of engineers to perform testing on the landfill, and they have decades of experience in developing safe, beneficial projects on closed landfills. Our engineers have performed thorough testing on the landfill where we'll build our Fairfax Peak resort, and their testing will continue during the development process to ensure we build a resort that is safe for everyone.
Can I trade the equity I purchase in this offering?	Your investment should be considered a long-term investment. At this time, the equity you purchase in this offering cannot be bought or sold on the public market.
When will I receive my perks?	Every investor is a Snow Mogul at Alpine-X, and entitiled to great perks that we listed out on our campaign page. We plan to begin fulfillment of all perks shortly after the conclusion of our offering (currently projected for January 2022). If that timing changes, we'll send out a message to all Investors through Republic's website.
When are you expecting to announce additional resorts?	We are hoping to announce one to two new locations soon, with the goal of expanding to many major metropolitan areas in North America. As with any large-scale entertainment development, a lot of factors go into identifying appropriate locations and developing these facilities, so we can't project the exact timing of announcements of future sites or the development of our resorts. But we'll communicate out to all Investors as those plans take shape. Stay tuned!
How does environmental sustainability affect your resorts?	We not only believe that being environmentally sustainable is the right thing to do, but it is also a key part of our business model. Our goal is to use solar energy (and potentially other renewable sources) to generate as much power onsite as possible. In the event we are unable to generate 100% of our energy needs at our resort, we will look to purchase renewable energy that is generated off-site. These steps, coupled with advanced strategies in cooling technology, the newest insulation methods, novel heat capture and reuse, the utilization of gray water for various components of the facility (not for snow generation), and other strategies enable us to adhere to our commitment to being environmentally sustainable.
How similar is the skiing or snowboarding experience to a traditional outdoor facility?	This question comes up quite a bit - we are committed towards being a great complementary experience to outdoor snowsports locations! The experience of skiing or snowboarding inside won't replace your trip to a big mountain resort, but it can definitely make your visit to an outdoor location more enjoyable and productive! For example, at our resorts, if you're a beginner you can get comfortable with the basics of snowsports in a controlled, unintimidating environment with instructors and others at the same skill level. Or, if you're a veteran skier or boarder, you can brush up on your techniques when there's no snow outside, or you don't want the time and hassle involved with a trip to outdoor slopes. For either the beginner or experienced skier/boarder, using our slopes year-round helps to improve your next trip to an outdoor location. Remember, we'll offer perfect conditions, year-round, so any skier or boarder can be sure of a fantastic experience when they visit our resort.
What type of skiers and snowboarders will be able to use the slopes?	Everyone will be comfortable! Recreational to competitive level skiers can enjoy the slopes while novices can learn to ski on the learning area.
You're building your Fairfax Peak resort on a closed landfill. Don't closed landfills continue to generate methane gas? How will you monitor/control that?	Our priority is always guest experience and guest safety. We want everyone to have a safe, fun experience at our resorts. The area of the landfill we plan to develop for our Fairfax Peak resort has been closed for quite some time - this means that the methane production has slowed considerably. In most areas of the landfill, very little methane gas is still produced. We'll do regular testing and have sensors throughout our resort to ensure emissions or gas are not an issue. Also, Fairfax County will also continue to be the landowner of the landfill, so their team will work with us and government agencies to ensure the landfill is maintained properly and that it is safe for all of our guests.
When I invest in this offering, what type of instrument am I receiving?	Investors in this offering are purchasing shares of our Class A Common Stock.
Why do I need to provide so much personal information (for example, my social security number, address, etc.) to purchase your stock on Republic's portal?	Your investment purchases shares of our Class A Common Stock, and it's important that we maintain accurate information to document each one of our investors. This is critical for us to be compliant with our legal recordkeeping obligations, as well as providing accurate information to shareholders for tax purposes. Please know that Republic's portal is very secure. Also, Republic's operations are closely regulated by the SEC and other regulators, and those regulations require Republic to make sure each investor in any offering is verified fully. Alpine-X and Republic take privacy and security very seriously and we will always protect your investor information.
As an investor in this offering, am I investing in Alpine-X as a whole or just the Fairfax Peak property?	The Class A Common Shares being sold in this offering are equity interests in Alpine X Inc. That entity is a development/management/operating company, and it owns our brand names, operating rights to branded resorts, and architectural/design elements for our indoor snowsports resorts. The entity also currently owns all of the equity in the Fairfax Peak resort, although that may change in the future as we raise additional equity capital to build that resort. As we announce additional locations, we expect to have an equity interest in each of those locations as well. So, your investment now gets you a piece of our brand and our resorts.

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Alpine X Inc.
1308 Vincent Place
Second Floor
McLean, VA 22101

Ladies and Gentlemen:

The undersigned understands that Alpine X Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $5,000,000.00 of Class A Common Shares (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C/A, dated December 23, 2021 (the "Form C/A"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on March 31, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by tender of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company asrecorded by an SEC licensed transfer agent which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF

(a) The Company is offering up to $5,000,000.00 (the "Maximum Offering") of the Securities under Regulation CF (this "Offering"). The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Offering ") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Minimum Offering by March 31, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Offering by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b) The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. <u>If you use a credit card to invest, you must represent and warrant to not claim fraud or claw back your committed funds to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing.</u>

(c) The Company will notify you when the Minimum Offering has been reached. If the Company reaches the Minimum Offering prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Offering and providing notice to you. If any material change (other than reaching the Minimum Offering) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

(d) Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e) The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $100.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a) The Company is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits, and orders required by law for the conduct by the Company of its business as it is currently being conducted.
(b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.
(c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid

and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.
(d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

(a) *General.*
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

v. The undersigned has been informed and is aware that the Securities do not have voting rights.

vi. The undersigned has been informed and is aware that prior to any distribution of profits taking place as set out in the Operating Agreement of the Company, the Company intends, if authorized by its Board of Managers, to return all capital contributions used to purchase the Securities to all shareholders. If a return of capital contributions is made by the Company and less than the full amount of the total capital contributions of all shareholders is made, then each shareholder shall receive a pro rata amount of such returned capital contribution based on the percentage that shareholders have of all capital contributed to the Company. If such a partial return of capital contributions is made, no distribution of profits shall be made until all capital contributions are returned to each shareholder.

(b) Information Concerning the Company.

i. The undersigned has reviewed a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Republic, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, Republic or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Republic nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Republic nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

(c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this

Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e) ***Restrictions on Transfer or Sale of Securities.***

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(f) ***Uncertificated Shares.***

The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Revisions to Manner of Holding.
In the event that the Company to change the structure of the share class being sold to an entity acquiring, holding and disposing of securities issued by a single company such as a Crowdfunding SPV or another similar entity, the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Virginia, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Alpine X Inc. 1308 Vincent Place, Second Floor McLean, VA 22101 E-mail: jim@alpine-x.com Attention: James Calder
with a copy to:	Attention: Kendall Almerico E-mail: almericolaw@gmail.com

If to the Purchaser:	____________________ E-mail: ____________________ Attention: ____________________

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Agreement to Be Bound By Bylaws. By signing this document, you agree to be bound by the Bylaws of Alpine X Inc. Your signature on this document binds you to all terms and conditions of the Alpine X Inc. Bylaws, and any amendment to the Alpine X Inc. Bylaws that may occur in the future.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ________ day of________________, 2021

PURCHASER (if an individual):
By:________________________ **Name: :____________________** **E-mail:**

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to ___________ Shares for $_________________.

ALPINE X INC.
By: _John Emery **Name: John Emery, ALPINE X INC.** **Title: CEO**

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

Hi, I'm John Emery, CEO of Alpine-X.

Alpine-X is a new concept in year-round snowsports resorts, with real snow and perfect conditions, every day of the year.

Our mission is "Snowsports for Everyone" and we're designing our resorts to be convenient and affordable, with healthy, fun experiences, both indoors and outdoors, for the entire community.

Alpine-X resorts will broaden interest and participation in snowsports and make these experiences more accessible. As part of our mission of inclusion, we want to give everyone the opportunity to own a piece of our brand and our resorts.

We're excited to bring this new concept to North America, and hope you'll support us.

Indoor snow centers have been successful in other parts of the world for decades. But most existing facilities were designed primarily for serious skiers and boarders, or as stand-alone tourist attractions. Alpine-X aims to be the first company in North America to offer a true year-round snowsports resort experience for everyone.

Alpine-X will build resorts that are close to home and less expensive than traditional outdoor resorts. Locations will have real snow with ideal conditions year-round, while providing access to everyone in the community.

Alpine-X's first resort is planned for the metropolitan Washington, DC area, in Fairfax County, Virginia. The resort site features views of the Occoquan and Potomac Rivers, and is close to local parks, attractions, and historical sites. With more than 10 million people living within 2 hours of the resort, the resort is projected to attract more than 700,000 guests a year.

The resort will feature an enormous indoor snow area, with features for guests of all skill levels, including multiple slopes, a terrain park, a ski and boarding training area, and a snow play area. The resort also includes an upscale hotel, and several food and beverage options with panoramic views into the snowdome. You can shop at one of the resort's stores, or enjoy other activities outside of the snowdome, like the indoor adventure area, mountain coaster, and hiking and biking trails

Snowsports activities and drive-to family entertainment in the US are a large market, totaling over 50 billion dollars.

Alpine-X has already built awareness in this space by attracting significant media attention as the company has announced its development plans.

Also, Alpine-X's CEO and CFO were former CEO and CFO at Great Wolf Resorts, where their team led the company's expansion to a nationally recognized indoor entertainment brand and IPO.

Alpine-X looks to capitalize on these advantages and plans to have a national footprint of branded locations, like other successful entertainment brands.

For less than the cost of a day of skiing or snowboarding at an outdoor resort, your investment in Alpine-X is an ownership stake in the company's brand and its resorts. Plus, by investing now you can receive special perks like free lift tickets, discounted admission, and first tracks on opening day.

I appreciate your interest in Alpine-X and look forward to having you as part of our community and to bringing Snowsports for Everyone.

AMENDED AND RESTATED BYLAWS

OF

Alpine X Inc.

(Amended and Restated on September 13, 2021)

ARTICLE I

CORPORATE OFFICES

1.1 **Registered Office.**

The registered office of the corporation shall be in the City of Wilmington, County of New Castle, State of Delaware. The name of the registered agent of the corporation at such location is National Registered Agents, Inc. The corporation's registered office location and registered agent may be changed from time to time by resolution of the Board of Directors.

1.2 **Other Offices.**

The Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 **Place Of Meetings.**

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

2.2 **Annual Meeting.**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 **Special Meeting.**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairman of the board, the chief executive officer or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chief executive officer or the chairman of the board, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the chief executive officer or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings.**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice.**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum.**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 **Adjourned Meeting; Notice.**

When a meeting is adjourned to another place (if any), date or time, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and

place (if any), thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **Organization; Conduct of Business.**

(a) The chairman of the board or such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as Chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the Chairman of the meeting appoints.

(b) The Chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **Voting.**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these Bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 **Waiver Of Notice.**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of,

any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these Bylaws.

2.11 **Stockholder Action By Written Consent Without A Meeting.**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

2.12 **Record Date For Stockholder Notice; Voting; Giving Consents.**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in

respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for thirty (30) days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13 **Proxies.**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation Law of Delaware.

ARTICLE III

DIRECTORS

3.1 **Powers.**

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these Bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the

corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 **<u>Number Of Directors</u>.**

Upon the adoption of the Bylaws, the number of directors constituting the entire Board of Directors shall be three (3). Thereafter, this number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these Bylaws; <u>provided, however</u>, that the number of directors may not be less than three (3) nor more than nine (9). No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3 **<u>Election, Qualification And Term Of Office Of Directors</u>.**

Except as provided in Section 3.4 of these Bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these Bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4 **<u>Resignation And Vacancies</u>.**

Any director may resign at any time upon written notice to the attention of the secretary of the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these Bylaws:

(a) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(b) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5 **Place Of Meetings; Meetings By Telephone.**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 **Regular Meetings.**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7 **Special Meetings; Notice.**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the board, the chief executive officer, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director’s address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least forty-eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the

office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 **Quorum.**

At all meetings of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9 **Waiver Of Notice.**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these Bylaws.

3.10 **Board Action By Written Consent Without A Meeting.**

Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 **<u>Fees And Compensation Of Directors</u>.**

Unless otherwise restricted by the certificate of incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 **<u>Approval Of Loans To Officers</u>.**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 **<u>Removal Of Directors</u>.**

Unless otherwise restricted by statute, by the certificate of incorporation or by these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; <u>provided</u>, <u>however</u>, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

3.14 **<u>Chairman Of The Board Of Directors</u>.**

The corporation may also have, at the discretion of the Board of Directors, a chairman of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

<u>COMMITTEES</u>

4.1 **<u>Committees Of Directors</u>.**

The Board of Directors may designate one (1) or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and

not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2 **Committee Minutes.**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **Meetings And Action Of Committees.**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these Bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE V

OFFICERS

5.1 **Officers.**

The officers of the corporation shall be a chief executive officer, a secretary, and a chief financial officer. The corporation may also have, at the discretion of the Board of Directors, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws. Any number of offices may be held by the same person.

5.2 **Appointment Of Officers.**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these Bylaws, shall be appointed by the Board of Directors, subject to the rights, if any, of an officer under any contract of employment.

5.3 **<u>Subordinate Officers</u>.**

The Board of Directors may appoint, or empower the chief executive officer to appoint, such other officers (other than the chief financial officer and secretary) and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

5.4 **<u>Removal And Resignation Of Officers</u>.**

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5 **<u>Vacancies In Offices</u>.**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors unless such vacancy occurs in an office which may be filled by the chief executive officer pursuant to Section 5.3 in which case the chief executive officer may fill such office.

5.6 **<u>Chief Executive Officer</u>.**

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the board, if any, the chief executive officer of the corporation shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation. He or she shall preside at all meetings of the stockholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the Board of Directors and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

5.7 **<u>Vice Presidents</u>.**

The vice presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the chief executive officer or the chairman of the board.

5.8 **Secretary.**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these Bylaws. He or she shall keep the seal of the corporation, if one is adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

5.9 **Chief Financial Officer.**

The chief financial officer shall be the treasurer and shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the chief executive officer, or the directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or the bylaws.

5.10 **Representation of Shares of Other Corporations.**

The chairman of the board, the chief executive officer, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.11 **Authority and Duties of Officers.**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS,EMPLOYEES, AND OTHER AGENTS

6.1 **Indemnification Of Directors And Officers.**

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 **Indemnification Of Others.**

The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 **Payment Of Expenses In Advance.**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 **Indemnity Not Exclusive.**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation

6.5 **Insurance.**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

6.6 **Conflicts.**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment, or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1 **Maintenance And Inspection Of Records.**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper

purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2 **Inspection By Directors.**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court of Chancery may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court of Chancery may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court of Chancery may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1 **Checks.**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 **Execution Of Corporate Contracts And Instruments.**

The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 **Stock Certificates; Partly Paid Shares.**

The shares of the corporation shall be represented by certificates, provided that the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 **Lost Certificates.**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.5 **Construction; Definitions.**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the General Corporation Law of Delaware shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.6 **Dividends.**

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.7 **Fiscal Year.**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.8 **Seal.**

The corporation may adopt a corporate seal, which may be altered at pleasure, and may use the same by causing it or a facsimile thereof, to be impressed or affixed or in any other manner reproduced.

8.9 **Transfer Of Stock.**

Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

8.10 **Stock Transfer Agreements.**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

8.11 **Registered Stockholders.**

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.12 **Facsimile Signature.**

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

8.13 **Classes of Stock**.

As used throughout these Bylaws, the following definitions shall apply:

(a) "Voting Common Stock" means the corporation's shares of Common Stock, par value $0.0001 per share, designated as "Voting Common Stock" pursuant to the certificate of incorporation. Voting Common Stock is also "Class B Common Stock", and the terms Voting Common Stock and Class B Common Stock may be used interchangeably.

(b) "Non-Voting Common Stock" means the corporation's shares of Common Stock, par value $0.0001 per share, designated as "Non-Voting Common Stock" pursuant to the certificate of incorporation. Non-Voting Common Stock is also "Class A Common Stock", and the terms Non-Voting Common Stock and Class A Common Stock may be used interchangeably.

(c) As set out in the certificate of incorporation, unless otherwise modified by an amendment to said certificate, or as otherwise set out in these Bylaws or any amendment thereto (such as in the case of Drag Along rights or voting rights), the Voting Common Stock/Class B Common Stock and the Non-Voting Common Stock/Class A Common Stock shall have the same rights, privileges, and preferences as each other and shall be treated economically the same.

(d) Additional classes of stock, common or otherwise, may be authorized by the corporation from time to time as determined by the Board of Directors to be in the corporation's best interest. the rights, privileges, and preferences for any such newly authorized class of stock shall be set out in an amendment to the certificate of incorporation, and amendment to these Bylaws, or both.

ARTICLE IX

DRAG-ALONG SALES

9.1 **Right to Sell Corporation.**

The holder or holders of at least a majority of the corporation's outstanding Voting Common Stock (collectively, the "**Drag-Along Seller**") have the right to seek and approve a Drag-Along Sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in this Article IX; provided, however, that no shareholder is required to transfer or sell any of his, her or its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market.

Every shareholder shall promptly deliver to the Board of Directors a written notice of any offer or indication of interest for a Drag-Along Sale that he, she or it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective

acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale.

9.2 **<u>Sale Notice</u>.**

If the Drag-Along Seller approves a Drag-Along Sale (an "**Approved Sale**"), the Drag-Along Seller shall deliver a written notice (a "**Drag-Along Notice**") to the corporation and each shareholder no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than twenty (20) days before the closing date of the Approved Sale. The Drag-Along Notice must include a copy of this Article IX and shall describe in reasonable detail:

(i) the name of the Independent Purchaser to whom the shares or assets are proposed to be sold;

(ii) the proposed date, time, and location of the closing of the Approved Sale;

(iii) the per share purchase price and the other material terms and conditions of the Approved Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation of that consideration; and

(iv) a copy of any form of agreement executed or proposed to be executed in connection the Approved Sale.

9.3 **<u>Drag-Along Sale Obligations</u>.**

From and after the effective date of a Drag-Along Notice, the corporation, the Board of Directors, and every shareholder shall do the following:

(i) Cooperate in good faith to authorize and consummate the Approved Sale;

(ii) Take all reasonably necessary actions that are requested by the Board of Directors or the Drag-Along Seller in connection with the consummation of the Approved Sale;

(iii) If the Approved Sale requires the vote or approval of shareholders or any class of shareholders, each shareholder who is entitled to approve or vote on the Approved Sale shall approve, vote in favor of, give its consent to, raise no objection against, and refrain from exercising any appraisal or dissenters' rights with respect to, the Approved Sale;

(iv) Execute and deliver (or cause to be executed and delivered) any acquisition agreement and other transaction documentation requested by the Board of Directors or the Drag-Along Seller to consummate the Approved Sale, so long as the

acquisition agreement and other transaction documentation are on the same economic terms and conditions with respect to all the holders of common stock of the corporation and comply with any applicable terms of any preferred stock that is outstanding, with respect to the preferred stock;

(v) If the Approved Sale will constitute a sale of shares, each shareholder shall (A) agree to sell all its shares (and any other securities of the corporation) that are to be sold, exchanged, or otherwise transferred in the Approved Sale at the price and on the same economic terms and conditions as those shares (and any other securities of the corporation) will be sold by the Drag-Along Seller or, if the Drag-Along Seller does not own any shares of a particular class, on the terms and conditions approved by the Drag- Along Seller (so long as those terms and conditions comply with the terms of the class of stock), and (B) deliver to the purchaser at the closing of the Approved Sale any and every certificate (if any) representing any of the shares that will be sold, exchanged, or otherwise transferred in the Approved Sale, together with one or more duly completed and executed letters of transmittal, transfer powers, assignments, or other applicable instruments of transfer in form and substance identical to those executed and delivered by the Drag-Along Seller in connection with the closing of the Approved Sale; and

(vi) Take all reasonably necessary actions that are requested by the Board of Directors or the Drag-Along Seller to accomplish the distribution of the aggregate consideration received from the Approved Sale.

Additionally, each shareholder holding stock that is convertible into common stock shall convert that stock into shares of common stock immediately before the Approved Sale.

Without limiting the generality of the foregoing provisions of this Article IX, and for avoidance of doubt, each holder of outstanding Voting Common Stock shall join with the Drag-Along Seller on a joint or several basis in making all covenants, representations, and warranties of shareholders provided in the acquisition agreement for the Approved Sale and on a pro rata basis with respect to any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation, provided that the holders of the Voting Common Stock agree in the acquisition agreement, other transaction documentation, or a separate agreement to indemnify each other to the extent any holder of Voting Common Stock is held responsible for more than its pro rata share of any indemnity claim with respect to the Approved Sale. Each Voting Common Stock holder's pro rata share of any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation for the Approved Sale will based on the amount by which the shareholder's share of the aggregate proceeds paid with respect to its shares would have been increased or reduced (as applicable), if the aggregate proceeds available for distribution to the shareholders from the Approved Sale had been increased or reduced (as applicable) by the total amount of the escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment.

9.4 Waiver and Limitation of Rights.

Nothing in this Article IX should be construed to grant to any shareholder any appraisal or dissenters' rights with respect to an Approved Sale or give any shareholder a right to vote in any transaction for which the shareholder does not otherwise have any voting rights. To the extent lawful, every shareholder waives any and all such rights under the Delaware General Corporation Law and any other appraisal rights, dissenters' rights, or similar rights arising in connection with an Approved Sale and grant to the Drag-Along Seller the sole right to approve or consent to a Drag-Along Sale, without the approval or consent of any other shareholders.

9.5 Approved Sale Consideration.

The consideration to be received by a shareholder who owns any Non-Voting Common Stock shall be the same form and amount of consideration per share of Non-Voting Common Stock to be received by the Drag-Along Seller for Voting Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Non-Voting Common Stock.

With respect to an Approved Sale that is structured as a sale of all or substantially all the assets of the corporation, each shareholder of the corporation shall receive its share of the sale proceeds in accordance with the provisions of the certificate of incorporation, these Bylaws, and applicable law. If the Approved Sale is structured as a sale of shares, each shareholder will receive the consideration for its shares that is set forth in the acquisition agreement for the Approved Sale. Nothing in this Agreement prohibits a shareholder, or any member, partner, employee, or shareholder of a shareholder, from receiving either (i) additional ordinary and customary consideration for entering into restrictive covenants or bona fide employment agreements or similar arrangements in favor of the acquired party or any of its Affiliates, or (ii) the right to make a debt or equity investment in the acquired party or any of its Affiliates (whether directly or through retention or contribution of a portion of the shareholder's shares).

9.6 **Delivery of Certificates.**

Each shareholder who holds uncertificated shares of the corporation authorizes the Secretary of the corporation to transfer its shares on the books of the corporation in connection with an Approved Sale and shall execute all documentation required by the corporation with respect to that transfer. If a shareholder fails to deliver to the acquiring party at the closing of an Approved Sale a certificate for shares that are represented by a certificate and the related instruments of transfer, as required by this Article IX, or, in lieu of any certificate that has been lost, stolen, or destroyed, an affidavit (and indemnification agreement) in form and substance acceptable to the Board of Directors that attests to the loss, theft, or destruction of the certificate, the shareholder: (i) will not be entitled to receive its share of the consideration from the Approved Sale with respect each share that is represented by the lost, stolen, or destroyed certificate, until the shareholder cures the failure (provided that no interest will be payable on the withheld consideration pending the shareholder's cure of the failure, and the withheld

consideration will be subject to reduction to reimburse the corporation for any costs and expenses reasonably incurred by the corporation in connection with the failure and subsequent cure), (ii) will cease to be a shareholder of the corporation or to have any voting rights (if it had any voting rights) as a shareholder after the closing of the Approved Sale, (iii) will not be entitled to any distributions declared or made after the Approved Sale with respect to shares held by the shareholder, until the shareholder cures the failure, (iv) will have no other rights or privileges granted to shareholders under these Bylaws, and (v) in the event of liquidation of the corporation, the shareholder's rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

9.7 **Plan Assets**.

Any shareholder whose assets constitute assets of one or more employee benefit plans (an "**ERISA Shareholder**") and are subject to Part 4 of Title I of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), shall not be obligated to sell to any person to whom the sale of shares would constitute a non-exempt "prohibited transaction" within the meaning of ERISA or the Internal Revenue Code of 1986, as amended from time to time; provided, however, that if so requested by the Drag-Along Seller: (i) the ERISA Shareholder has taken commercially reasonable efforts to (x) structure the sale of shares so as not to constitute a non-exempt "prohibited transaction" or (y) obtain a ruling from the Department of Labor to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) does not constitute a non-exempt "prohibited transaction," and (ii) the ERISA Shareholder shall have delivered an opinion of counsel (which opinion and counsel are reasonably satisfactory to the Drag-Along Seller) to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) would constitute a non-exempt "prohibited transaction."

9.8 **Expenses.**

The fees and expenses of the Drag-Along Seller incurred in connection with a Drag-Along Sale and for the benefit of all shareholders (it being understood that costs incurred by or on behalf of a Drag-Along Seller for its sole benefit will not be considered to be for the benefit of all shareholders), to the extent not paid or reimbursed by the corporation or the Independent Purchaser, shall be shared by all the shareholders on a pro rata basis, based on the consideration received by each shareholder; provided, that no shareholder shall be obligated to make any out-of-pocket expenditure before the consummation of the Drag-Along Sale.

9.9. **Defined Terms.**

For purposes of this Article IX, the following terms are defined as follows:

(i) "**Affiliate**" means, with respect to any person, (A) any person directly or indirectly controlling, controlled by, or under common control with the person, (B) any person directly or indirectly owning or controlling 10% or more of any class of outstanding voting securities of the person, or (C) any officer, director, general partner, or trustee of any person described in clause (A) or (B); "control," including the

terms “controlled by” and “under common control with,” means the power to direct the affairs of a person by reason of ownership of voting securities, by contract, or otherwise.

(ii) “**Drag-Along Sale**” means any transaction or series of related transactions pursuant to which an Independent Purchaser will acquire, whether by merger, liquidation, consolidation, reorganization, combination, recapitalization, or a sale, exchange, or other transfer, (A) all or substantially all of the assets of the corporation determined on a consolidated basis, or (B) both a majority of the Voting Common Stock and a majority of the Non-Voting Common Stock (or any securities issued in respect of, or in exchange or substitution for, any of those shares in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization).

(iii) “**Independent Purchaser**” means a person who is not a holder of the Voting Common Stock or an Affiliate of a holder of the Voting Common Stock.

ARTICLE X

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

ARTICLE XI

SPECIAL PURPOSE VEHICLE OR CROWDFUNDING VEHICLE

The corporation reserves the right to, at any time, require and mandate that some or all shareholders holding “Non-Voting Common Stock” be placed into a special purpose vehicle or crowdfunding vehicle (as defined by 17 CFR §270.3a-9) in order for the corporation to avoid any issues related to the number of shareholders whereby said number of shareholders could cause the corporation to be required to register as a fully reporting company with the Securities and Exchange Commission or otherwise. Should such requirement or mandate occur by the corporation, all such shareholder affected by said requirement or mandate shall not have any economic detriment to such requirement or mandate, but rather shall still have the same economic interest as they had prior to said requirement or mandate and all said shares and shareholders shall be treated equally as to economic benefits as the holders of Voting Common Stock, even after said requirement or mandate and placement into a special purpose vehicle or crowdfunding vehicle.

DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FORAN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED “RISK FACTORS.”

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARYHAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE “***ESCROW AGENT***”) SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENTIN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR’S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENTIN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company,

as well as the taxation of such investment by their country of residence.

Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAXADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and termsof similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C/A and any documents incorporated byreference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and inthe course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C/A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting

puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.